UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the quarter ended March 31, 2012
COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.        Form 20-F ☒    Form 40-F ☐

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

F O R M 6-K

for the quarter
ended March 31 of
Fiscal Year 2012

Luxottica Group S.p.A.
Headquarters and registered office • Via C. Cantù 2, 20123 Milan, Italy
 Capital Stock € 28,122,022.38
authorized and issued

ITEM 1. MANAGEMENT REPORT ON THE INTERIM CONSOLIDATED FINANCIAL RESULTS AS OF MARCH 31, 2012
(UNAUDITED)

        The following discussion should be read in connection with the disclosure contained in the Consolidated Financial Statements as of December 31, 2011, which includes a study about risks and uncertainties that can influence the Group's operational results or financial position.

1.     OPERATING PERFORMANCE FOR THE THREE MONTHS ENDED MARCH 31, 2012

        The results for the first quarter of 2012 confirmed the positive signs seen during the last part of last year and, more generally, the rapid growth trends reported by both of Luxottica's Divisions in all of the geographic areas where the Group operates. The first quarter of 2012 was the best first quarter in Luxottica's history largely as a result of the various initiatives implemented during the period.

        Net sales growth in both Divisions increased by double digits compared to the first quarter of 2011, which was also a period characterized by strong growth. Especially strong performance was achieved in emerging markets, which grew by more than 36%, with peak sales growth of approximately 40% in each of Brazil, India and East Asia. The Group's performance in the important North American market remained positive with Luxottica's first quarter 2012 net sales in U.S. dollars growing by 8.5%, mainly due to the performance of the Wholesale Division (+18.1%), which benefited from the successful launch of the Coach brand. Sunglass Hut also contributed to these positive results with Sunglass Hut reporting a double-digit increase (+10.3%) in comparable store sales(1).

        Net sales for the first quarter of 2012 were Euro 1,788.2 million, marking an increase of 14.9% compared to the same period of 2011 (+11.1% at constant exchange rates(2)). GMO and Grupo Tecnol Ltda. ("Tecnol"), which joined the Group in July 2011 and January 2012, respectively, collectively contributed approximately Euro 40 million in net sales.

        Operating performance for the first quarter once again confirmed the trend in Group profitability, with more than proportional growth in this performance metric as compared with net sales. More specifically, adjusted EBITDA(3) for the first quarter of 2012 rose by 22.1% over the same period of 2011, reaching Euro 345.6 million. The adjusted EBITDA margin(4) was therefore up from 18.2% recorded in the first quarter of 2011 to 19.3% in the first quarter of 2012.

        Operating income for the first quarter of 2012 amounted to Euro 236.5 million, up by 14.0% as compared to the same period of 2011.

(1)
Comparable store sales reflect the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period in the same geographic area, and applies to both periods the average exchange rate for the prior period.
(2)
We calculate constant exchange rates by applying to the current period the average exchange rates between the Euro and the relevant currencies of the various markets in which we operated during the three-month period ended March 31, 2011. Please refer to Attachment 1 for further details on exchange rates.
(3)
For a further discussion of adjusted EBITDA, see page 11—"Non-IAS/IFRS Measures."
(4)
For a further discussion of adjusted EBITDA margin, see page 11—"Non-IAS/IFRS Measures."

        Adjusted operating income(5) for the first quarter of 2012 amounted to Euro 258.2 million, up by 24.5% as compared to the same period of 2011. The Group's adjusted operating margin(6) therefore rose from 13.3% in the first quarter of 2011 to 14.4% in the first quarter of 2012 (+110 bps).

        Net income for the period was Euro 130.8 million, up by 14.0%, from Euro 114.7 million for the first quarter of 2011, corresponding to an earnings per share (EPS) of Euro 0.28.

        Adjusted net income(7) for the period was Euro 145.9 million, up by 27.2%, from Euro 114.7 million for the first quarter of 2011, corresponding to an adjusted EPS(8) of Euro 0.32.

        By carefully controlling working capital, the Group generated positive free cash flow(9) (Euro 36 million) in a quarter in which free cash flow has historically been negative. Following the closing of the Tecnol acquisition for approximately Euro 90 million during the quarter, net debt(10) remained essentially unchanged at March 31, 2012 at Euro 2,047 million (Euro 2,032 million at December 31, 2011). The ratio of adjusted net debt to EBITDA(11) was 1.7x, unchanged from the ratio at year-end.

2.     SIGNIFICANT EVENTS DURING THE THREE MONTHS ENDED MARCH 31, 2012

January

        On January 20, 2012, the Company successfully completed the acquisition of 80% of the share capital of the Brazilian entity Grupo Tecnol Ltda. The remaining 20% will be acquired evenly (five percent per year) starting from 2013 over a four year period. The consideration paid for the 80% was approximately 143.7 million Brazilian Reais (approximately Euro 61.9 million). Additionally, the Group assumed Tecnol debt amounting to approximately Euro 32.8 million. The acquisition furthers the Company's strategy of continued expansion of its wholesale business in South America. In the first quarter of 2012, Group completed the compliance plan pursuant to the provisions of art. 36-39 of the Consob Market Regulation.

        On January 24, 2012, the Board of Directors of Luxottica Group S.p.A. approved the reorganization of the retail business in Australia. As a result of the reorganization, the Group will close approximately 10% of its Australian and New Zealand stores, redirecting resources into its market-leading OPSM brand.

March

        On March 19, 2012, the Company closed an offering in Europe to institutional investors of Euro 500 million of senior unsecured guaranteed notes due March 19, 2019. The notes are listed on the Luxembourg Stock Exchange under ISIN XS0758640279. Interest on the Notes accrues at 3.625% per annum. The Notes are guaranteed on a senior unsecured basis by Luxottica U.S. Holdings Corp. ("U.S. Holdings") and Luxottica S.r.l., both of which are wholly—owned subsidiaries. On March 19, 2012, the notes were assigned a BBB+ credit rating by Standard & Poor's.

3.     FINANCIAL RESULTS

        We are a global leader in the design, manufacture and distribution of fashion, luxury and sport eyewear, with net sales reaching Euro 6.2 billion in 2011, over 65,000 employees and a strong global presence. We operate in two industry segments: (i) manufacturing and wholesale distribution; and (ii) retail distribution. See Note 4 to the Notes to the Condensed Consolidated Quarterly Financial Report

(5)
For a further discussion of adjusted operating income, see page 11—"Non-IAS/IFRS Measures."
(6)
For a further discussion of adjusted operating margin, see page 11—"Non-IAS/IFRS Measures."
(7)
For a further discussion of adjusted net income attributable to Luxottica Group stockholders, see page 11—"Non-IAS/IFRS Measures."
(8)
For a further discussion of adjusted EPS, see page 11—"Non-IAS/IFRS Measures."
(9)
For a further discussion of free cash flow, see page 11—"Non-IAS/IFRS Measures."
(10)
For a further discussion of net debt, see page 11—"Non-IAS/IFRS Measures."
(11)
For a further discussion of the net debt to adjusted EBITDA ratio, see page 11—"Non-IAS/IFRS Measures."

as of March 31, 2012 (unaudited) for additional disclosures about our operating segments. Through our manufacturing and wholesale distribution segment, we are engaged in the design, manufacture, wholesale distribution and marketing of house and designer lines of mid- to premium-priced prescription frames and sunglasses. We operate our retail distribution segment principally through our retail brands, which include, among others, LensCrafters, Sunglass Hut, Pearle Vision, OPSM, Laubman & Pank, Bright Eyes, Oakley "O" Stores and Vaults, David Clulow, Multiopticas and our Licensed Brands (Sears Optical and Target Optical).

        As a result of our numerous acquisitions and the subsequent expansion of our business activities in the United States through these acquisitions, our results of operations, which are reported in Euro, are susceptible to currency rate fluctuations between the Euro and the U.S. dollar. The Euro/U.S. dollar exchange rate has fluctuated from an average exchange rate of Euro 1.00 = U.S. $1.3680 in the first three months of 2011 to Euro 1.00 = U.S. $1.3108 in the same period of 2012. With the acquisition of OPSM and Bright Eyes (acquired through Oakley), our results of operations have also been rendered susceptible to currency fluctuations between the Euro and the Australian dollar. Additionally, we incur part of our manufacturing costs in Chinese Yuan; therefore, the fluctuation of the Chinese Yuan relative to other currencies in which we receive revenues could impact the demand of our products or the profitability in consolidation. Although we engage in certain foreign currency hedging activities to mitigate the impact of these fluctuations, they have impacted our reported revenues and expenses during the periods discussed herein. This discussion should be read in conjunction with Item 10 of the Management Report of the 2011 Consolidated Financial Statements.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)

In accordance with IAS/IFRS

	Three months ended March 31,

(Amounts in thousands of Euro)	2012	% of net sales	2011	% of net sales

Net sales	1,778,172	100.0%	1,556,102	100.0%
Cost of sales	622,564	34.8%	554,453	35.6%

Gross profit	1,165,608	65.2%	1,001,648	64.4%

Selling	571,572	32.0%	492,264	31.6%
Royalties	32,518	1.8%	28,543	1.8%
Advertising	101,978	5.7%	90,412	5.8%
General and administrative	223,025	12.5%	183,013	11.8%
Total operating expenses	929,093	52.0%	794,232	51.0%

Income from operations	236,516	13.2%	207,416	13.3%

Other income/(expense)
Interest income	5,417	0.3%	2,087	0.1%
Interest expense	(36,984)	2.1%	(29,262)	1.9%
Other—net	(69)	0.0%	(1,745)	0.1%

Income before provision for income taxes	204,880	11.5%	178,497	11.5%

Provision for income taxes	(72,181)	4.0%	(61,399)	3.9%

Net income	132,699	7.4%	117,098	7.5%

Attributable to
—Luxottica Group stockholders	130,776	7.3%	114,694	7.4%
—non-controlling interests	1,923	0.1%	2,403	0.2%

NET INCOME	132,699	7.4%	117,098	7.5%

Adjusted Measures(12)
	2012	% of Net Sales	2011	% of Net Sales	% Change

Adjusted income from operations	258,178	14.4%	207,416	13.3%	24.5%
Adjusted EBITDA	345,569	19.3%	282,972	18.2%	22.1%
Adjusted net income attributable to Luxottica Group stockholders	145,940	8.2%	114,695	7.4%	27.2%

        Net Sales.    Net sales increased by Euro 232.1 million, or 14.9 percent, to Euro 1,788.2 million in the first three months of 2012 from Euro 1,556.1 million in the same period of 2011. Euro 85.7 million of such increase was attributable to the increased sales in the manufacturing and wholesale distribution segment in the first three months of 2012 as compared to the same period in 2011 and to increased sales in the retail distribution segment of Euro 146.4 million for the same period.

        Net sales for the retail distribution segment increased by Euro 146.4 million, or 16.0 percent, to Euro 1,061.4 million in the first three months of 2012 from Euro 915 million in the same period in 2011. The increase in net sales for the period was partially attributable to a 6.5 percent improvement in comparable store sales(13). In particular, we saw a 6.4 percent increase in comparable store sales for the North American retail operations and a 5.8 percent increase for the Australian/New Zealand retail operations. The positive effects from currency fluctuations between the Euro, which is our reporting currency, and other currencies in which we conduct business, in particular the strengthening of the U.S. dollar and the Australian dollar compared to the Euro, increased net sales in the retail distribution segment by Euro 50.2 million.

        Net sales to third parties in the manufacturing and wholesale distribution segment increased by Euro 85.7 million, or 13.4 percent, to Euro 726.8 million in the first three months of 2012 from Euro 641.1 million in the same period in 2011. This increase was mainly attributable to increased sales of most of our house brands, in particular Ray-Ban, Oakley and Persol, and of some designer brands such as Burberry and Tiffany. These sales volume increases occurred in most of the geographic markets in which the Group operates. These positive effects were further increased by positive currency fluctuations, in particular the strengthening of the U.S. dollar, the Australian dollar and other currencies, including but not limited to the Brazilian Real, the Canadian dollar and the Japanese Yen, which increased net sales to third parties in the manufacturing and wholesale distribution segment by Euro 9.3 million.

        In the first three months of 2012, net sales in the retail distribution segment accounted for approximately 59.4 percent of total net sales, as compared to approximately 58.8 percent of total net sales for the same period in 2011. This increase in sales for the retail distribution segment as a percentage of total net sales was primarily attributable to a 16 percent increase in net sales to third parties in our retail distribution segment for the first three months of 2012 as compared to the same period of 2011, compared to a 13.4 percent increase in net sales in the manufacturing and wholesale distribution segment for the first three months of 2012 as compared to the same period of 2011.

        In the first three months of 2012, net sales in our retail distribution segment in the United States and Canada comprised 78.5 percent of our total net sales in this segment as compared to 81.9 percent of our total net sales in the same period of 2011. In U.S. dollars, retail net sales in the United States and Canada increased by 6.5 percent to U.S. $1,092.2 million in the first three months of 2012 from U.S. $1,025.1 million for the same period in 2011, due to sales volume increases. During the first three months of 2012, net sales in the retail distribution segment in the rest of the world (excluding the United States

(12)
Adjusted measures are not in accordance with IAS/IFRS. For a further discussion of adjusted measures, see page 11—"Non-IAS/IFRS Measures."
(13)
Comparable store sales reflects the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period in the same geographic area, and applies to both periods the average exchange rate for the prior period.

and Canada) comprised 21.5 percent of our total net sales in the retail distribution segment and increased by 37.8 percent to Euro 228.2 million in the first three months of 2012 from Euro 165.6 million, or 18 percent of our total net sales in the retail distribution segment, for the same period in 2011, mainly due to the inclusion, starting from July 2011, of Multiopticas Internacional and to the growth of Sunglass Hut in Mexico.

        In the first three months of 2012, net sales to third parties in our manufacturing and wholesale distribution segment in Europe were Euro 329.0 million, comprising 45.3 percent of our total net sales in this segment, compared to Euro 311.9 million, or 48.6 percent of total net sales in the segment, for the same period in 2011. The increase in net sales in Europe of Euro 17.2 million in the first three months of 2012 as compared to the same period of 2011 constituted a 5.5 percent increase in net sales to third parties, due to a general increase in consumer demand. Net sales to third parties in our manufacturing and wholesale distribution segment in the United States and Canada were U.S. $247.2 million and comprised 25.9 percent of our total net sales in this segment for the first three months of 2012, compared to U.S. $209.7 million, or 23.9 percent of total net sales in the segment, for the same period of 2011. The increase in net sales in the United States and Canada was primarily due to a general increase in consumer demand and to the new brand, Coach. In the first three months of 2012, net sales to third parties in our manufacturing and wholesale distribution segment in the rest of the world were Euro 209.2 million, comprising 28.8 percent of our total net sales in this segment, compared to Euro 176 million, or 27.5 percent of our net sales in this segment, in the same period of 2011. The increase of Euro 33.2 million, or 18.9 percent, in the first three months of 2012 as compared to the same period of 2011, was due to the positive effect of currency fluctuations as well as an increase in consumer demand.

        Cost of Sales.    Cost of sales, including non-recurring expenses related to the reorganization of the Retail business in Australia of approximately Euro 1.4 million, increased by Euro 68.1 million, or 12.3 percent, to Euro 622.6 million in the first three months of 2012 from Euro 554.5 million in the same period of 2011, essentially in line with the increase of net sales in the period. As a percentage of net sales, cost of sales decreased to 34.8 percent in the first three months of 2012 as compared to 35.6 percent in the same period of 2011. In the first three months of 2012, the average number of frames produced daily in our facilities increased to approximately 262,600 as compared to approximately 250,600 in the same period of 2011, which was attributable to increased production in all manufacturing facilities in response to an overall increase in demand.

        Gross Profit.    Our gross profit, including non-recurring expenses related to the reorganization of the Retail business in Australia of approximately Euro 1.4 million, increased by Euro 164.0 million, or 16.4 percent, to Euro 1,165.6 million in the first three months of 2012 from Euro 1,001.6 million for the same period of 2011. As a percentage of net sales, gross profit increased to 65.2 percent in the first three months of 2012 as compared to 64.4 percent for the same period of 2011, due to the factors noted above.

        Operating Expenses.    Total operating expenses, including non-recurring expenses related to the reorganization of the Retail business in Australia of approximately Euro 20.3 million, increased by Euro 134.9 million, or 17.0 percent, to Euro 929.1 million in the first three months of 2012 from Euro 794.2 million in the same period of 2011. As a percentage of net sales, operating expenses increased to 52.0 percent in the first three months of 2012, from 51.0 percent in the same period of 2011.

        Adjusted operating expenses(14), excluding non-recurring expenses related to the reorganization of the Retail business in Australia of approximately Euro 20.3 million, increased by Euro 114.6 million, or 14.4 percent, to Euro 908.8 million in the first three months of 2012 from Euro 794.2 million in the same period of 2011. As a percentage of net sales, operating expenses decreased to 50.8 percent in the first three months of 2012, from 51.0 percent in the same period of 2011.

(14)
For a further discussion of adjusted operating expenses, see page 11—"Non-IAS/IFRS Measures."

        Selling and advertising expenses (including royalty expenses), including non-recurring expenses related to the reorganization of the Retail business in Australia of approximately Euro 17.3 million, increased by Euro 94.8 million, or 15.5 percent, to Euro 706.1 million in the first three months of 2012 from Euro 611.2 million in the same period of 2011. Selling expenses increased by Euro 79.3 million, or 16.1 percent. Advertising expenses increased by Euro 11.6 million, or 12.8 percent. Royalties increased by Euro 4.0 million, or 13.9 percent. As a percentage of net sales, selling and advertising expenses decreased to 39.5 percent in the first three months of 2012, compared to 39.3 percent for the same period of 2011.

        Adjusted selling expenses(15), excluding non-recurring expenses related to the reorganization of the Retail business in Australia of approximately Euro 17.3 million, increased by Euro 62.0 million, or 12.6 percent, to Euro 554.3 million from Euro 492.3 million in the same period of 2011.

        General and administrative expenses, including intangible asset amortization, including non-recurring expenses related to the reorganization of the Retail business in Australia of approximately Euro 3.0 million, increased by Euro 40.0 million, or 21.9 percent, to Euro 223.0 million in the first three months of 2012 as compared to Euro 183.0 million in the same period of 2011. As a percentage of net sales, general and administrative expenses were 12.5 percent in the first three months of 2012 as compared to 11.8 percent in the same period of 2011.

        Adjusted general and administrative expenses(16), including intangible asset amortization, excluding non-recurring expenses related to the reorganization of the Retail business in Australia of approximately Euro 3.0 million, increased by Euro 37.0 million, or 20.2 percent, to Euro 220.0 million in the first three months of 2012 as compared to Euro 183.0 million in the same period of 2011. As a percentage of net sales, adjusted general and administrative expenses were 12.3 percent in the first three months of 2012 as compared to 11.8 percent in the same period of 2011.

        Income from Operations.    For the reasons described above, income from operations increased by Euro 29.1 million, or 14.0 percent, to Euro 236.5 million in the first three months of 2012 from Euro 207.4 million in the same period of 2011. As a percentage of net sales, income from operations decreased to 13.2 percent in the first three months of 2012 from 13.3 percent in the same period of 2011.

        Adjusted income from operations(17) increased by Euro 50.8 million, or 24.5 percent, to Euro 258.2 million in the first three months of 2012 from Euro 207.4 million in the same period of 2011. As a percentage of net sales, adjusted income from operations increased to 14.4 percent in the first three months of 2012 from 13.3 percent in the same period of 2011.

        Other Income (Expense)—Net.    Other income (expense)—net was Euro (31.6) million in the first three months of 2012 as compared to Euro (28.9) million in the same period of 2011. Net interest expense was Euro 31.6 million in the first three months of 2012 as compared to Euro 27.2 million in the same period of 2011. The increase was mainly due to the acquisition of Tecnol.

        Net Income.    Income before taxes increased by Euro 26.4 million, or 14.8 percent, to Euro 204.9 million in the first three months of 2012 from Euro 178.5 million in the same period of 2011, for the reasons described above. As a percentage of net sales, income before taxes was 11.5 percent in each of the first three months of 2012 and 2011. Adjusted income before taxes(18) increased by Euro 48.0 million, or 26.9 percent, to Euro 226.5 million in the first three months of 2012 from Euro 178.5 million in the same period of 2011. As a percentage of net sales, adjusted income before taxes was 12.7 percent in the first three months of 2012 as compared to 11.5 percent in the first three months of 2011. Net income attributable to non-controlling interests decreased to Euro 1.9 million in the first three months of 2012 as

(15)
For a further discussion of adjusted selling expenses, see page 11—"Non-IAS/IFRS Measures."
(16)
For a further discussion of adjusted general and administrative expenses, see page 11—"Non-IAS/IFRS Measures."
(17)
For a further discussion of adjusted income from operations, see page 11—"Non-IAS/IFRS Measures."
(18)
For a further discussion of adjusted income before taxes, see page 11—"Non-IAS/IFRS Measures."

compared to Euro 2.4 million in the same period of 2011. Our effective tax rate was 35.2 percent in the first three months of 2012 as compared to 34.4 percent for the same period of 2011.

        Net income attributable to Luxottica Group stockholders increased by Euro 16.1 million, or 14.0 percent, to Euro 130.8 million in the first three months of 2012 from Euro 114.7 million in the same period of 2011. Net income attributable to Luxottica Group stockholders as a percentage of net sales decreased to 7.3 percent in the first three months of 2012 from 7.4 percent in the same period of 2011.

        Adjusted net income attributable to Luxottica Group stockholders(19) increased by Euro 31.2 million, or 27.2 percent, to Euro 145.9 million in the first three months of 2012 from Euro 114.7 million in the same period of 2011. Adjusted net income attributable to Luxottica Group stockholders as a percentage of net sales increased to 8.2 percent in the first three months of 2012 from 7.4 percent in the same period of 2011.

        Basic and diluted earnings per share were Euro 0.28 in the first three months of 2012 as compared to Euro 0.25 in the same period of 2011.

        Adjusted basic and diluted earnings per share(20) were Euro 0.32 in the first three months of 2012 as compared to Euro 0.25 in the same period of 2011.

OUR CASH FLOWS

        The following table sets forth for the periods indicated certain items included in our statements of consolidated cash flows included in Item 2 of this report.

		Three months ended March 31, 2012	Three months ended March 31, 2011
		(unaudited) (Amounts in thousands of Euro)

A)	Cash and cash equivalents at the beginning of the period	905,100	679,852
B)	Cash provided by operating activities	88,933	33,906
C)	Cash used in investing activities	(119,070)	(69,291)
D)	Cash provided by/(used in) financing activities	407,397	(65,281)
	Change in bank overdrafts	10,555	24,770
	Effect of exchange rate changes on cash and cash equivalents	(15,127)	(16,049)
E)	Net change in cash and cash equivalents	372,688	(91,945)

F)	Cash and cash equivalents at the end of the period	1,277,788	587,907

        Operating activities.    Our cash provided by operating activities was Euro 88.9 million and Euro 33.9 million for the first three months of 2012 and 2011, respectively.

        Depreciation and amortization were Euro 87.4 million in the first three months of 2012 as compared to Euro 75.6 million in the same period of 2011.

        Cash used in accounts receivable was Euro (122.2) million in the first three months of 2012, compared to Euro (99.5) million in the same period of 2011. This change was primarily due to an increase in sales volume in the first three months of 2012 as compared to the same period of 2011. Cash (used in) by inventory was Euro (6.8) million in the first three months of 2011 as compared to Euro (6.5) million in the same period of 2011. Cash used in accounts payable was Euro (85.0) million in the first three months of 2012 compared to Euro (93.3) million in the same period of 2011. This change is mainly due to better

(19)
For a further discussion of adjusted net income attributable to Luxottica Group stockholders, see page 11—"Non-IAS/IFRS Measures."
(20)
For a further discussion of adjusted basic and diluted earnings per share, see page 11—"Non-IAS/IFRS Measures."

payment terms in the first three months of 2012 as compared to the first three months of 2011. Cash generated by other assets and liabilities was Euro 23.2 million in the first three months of 2012 as compared to Euro 5.5 million in the same period of 2011. Cash generated by income taxes payable was Euro 47.6 million in the first three months of 2012 as compared to Euro 23.5 million in the same period of 2011. This change was mainly due to higher taxable income in the first three months of 2012 as compared to 2011, which corresponds to an increase in income taxes payable.

        Investing activities.    Our cash used in investing activities was Euro (119.1) million for the first three months of 2012 as compared to Euro (69.3) million for the same period in 2011. The cash used in investing activities primarily consisted of (i) Euro (37.0) million in capital expenditures in the first three months of 2012 as compared to Euro (57.9) million in the same period of 2011, (ii) Euro (24.4) million in intangible assets mainly related to software, (iii) Euro (55.3) million related to the acquisition of Tecnol and (iv) Euro (2.4) million related to minor acquisitions.

        Financing activities.    Our cash provided/(used) in financing activities for the first three months of 2012 and 2011 was Euro 407.4 million and Euro (65.3) million, respectively. Cash generated by financing activities for the first three months of 2012 consisted primarily of the issuance of Euro 500 million of senior unsecured guaranteed notes to institutional investors in Europe and of the proceeds of Euro 7.9 million from long-term borrowings, partially offset by Euro (106.9) million used to repay long-term debt expiring during the first three months of 2011. Cash used in financing activities for the first three months of 2011 consisted primarily of Euro (60.6) million to repay long-term debt expiring during the first three months of 2011.

OUR CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

In accordance with IAS/IFRS

ASSETS	March 31, 2012 (unaudited)	December 31, 2011 (audited)
	(Amounts in thousands of Euro)

CURRENT ASSETS:
Cash and cash equivalents	1,277,788	905,100
Accounts receivable—net	843,464	714,033
Inventories—net	669,992	649,506
Other assets	215,650	230,850

Total current assets	3,006,894	2,499,489
NON-CURRENT ASSETS:
Property, plant and equipment—net	1,145,324	1,169,066
Goodwill	3,101,140	3,090,563
Intangible assets—net	1,310,950	1,350,921
Investments	8,252	8,754
Other assets	140,807	147,625
Deferred tax assets	385,157	377,739

Total non-current assets	6,091,630	6,144,667

TOTAL ASSETS	9,098,523	8,644,156

LIABILITIES AND STOCKHOLDERS' EQUITY	March 31, 2012 (unaudited)	December 31, 2011 (audited)

CURRENT LIABILITIES:
Bank overdrafts	189,326	193,834
Current portion of long-term debt	686,893	498,295
Accounts payable	523,747	608,327
Income taxes payable	82,824	39,859
Other liabilities	662,072	632,932

Total current liabilities	2,144,863	1,973,247
NON-CURRENT LIABILITIES:
Long-term debt	2,448,872	2,244,583
Liability for termination indemnity	44,427	45,286
Deferred tax liabilities	442,154	456,375
Other liabilities	297,212	299,545

Total non-current liabilities	3,232,664	3,045,789
STOCKHOLDERS' EQUITY:
Luxottica Group stockholders' equity	3,709,305	3,612,928
Non-controlling interests	11,691	12,192

Total stockholders' equity	3,720,996	3,625,120

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	9,098,523	8,644,156

        As of March 31, 2012, total assets increased by Euro 454.4 million to Euro 9,098.5 million, compared to Euro 8,644.2 million as of December 31, 2011.

        In the first three months of 2012, non-current assets decreased by Euro 53.0 million, due to decreases in net intangible assets (including goodwill) of Euro 29.4 million, property, plant and equipment—net of

Euro 23.7 million, investments of Euro 0.5 million and other assets of Euro 6.8 million, partially offset by increases of deferred tax assets of Euro 7.4 million.

        The decrease in net intangible assets was primarily due to the negative effects of foreign currency fluctuations of Euro 101.1 million and the amortization for the period of Euro 34.2 million, and was partially offset by additions of Euro 24.4 million related to software and Euro 83.6 million related to acquisitions that occurred in the first three months of 2012.

        The decrease in property, plant and equipment was primarily due to negative currency fluctuation effects of Euro 20.9 million, depreciation in the period of Euro 53.2 million and decreases in the period of Euro 11.8 million and was partially offset by the additions of Euro 51.2 million and Euro 10.2 million related to an acquisition that occurred in the first three months of 2012.

        As of March 31, 2012, as compared to December 31, 2011:

  •
  Accounts receivable increased by Euro 129.4 million mainly due to the increase in net sales during the first three months of 2012; and

  •
  Other current liabilities increased by Euro 29.2 million, mainly related to the Italian companies and due to the amount payable for taxes on the exercise of stock options and on the assignment of shares to employees within the 2009 PSP plan that occurred in March 2012.

        Our net financial position as of March 31, 2012 and December 31, 2011 was as follows:

	As of March 31, 2012 (unaudited)	As of December 31, 2011 (audited)
	(Amounts in thousands of Euros)

Cash and cash equivalents	1,277,788	905,100
Bank overdrafts	(189,326)	(193,834)
Current portion of long-term debt	(686,893)	(498,295)
Long-term debt	(2,448,872)	(2,244,583)

Total	(2,047,303)	(2,031,612)

        Bank overdrafts consist of the utilized portion of short-term uncommitted revolving credit lines borrowed by various subsidiaries of the Group.

        As of March 31, 2012, we, together with our wholly-owned Italian subsidiary Luxottica S.r.l., had credit lines aggregating Euro 431.8 million. The interest rate is a floating rate of EURIBOR plus a margin on average of approximately 0.65 percent. As of March 31, 2012, these lines were not used.

        As of March 31, 2012, Luxottica U.S. Holdings ("U.S. Holdings") maintained unsecured lines of credit with an aggregate maximum availability of Euro 97.3 million (U.S. $109.1 million). The interest rate is a floating rate and is approximately USD LIBOR plus 40 basis points. At March 31, 2012, these lines were undrawn.

4.     RELATED PARTY TRANSACTIONS

        Our related party transactions are neither atypical nor unusual and occur in the ordinary course of our business. Management believes that these transactions are fair to the Company. For further details regarding the related party transactions, please refer to Note 27 to the Notes to the Condensed Consolidated Quarterly Financial Report as of March 31, 2012 (unaudited).

5.     SUBSEQUENT EVENTS

        On April 17, 2012, the Company and its subsidiary, U.S. Holdings, entered into a multi-currency (Euro/U.S. dollar) revolving credit facility agreement with a group of banks providing for loans in the aggregate principal amount of Euro 500 million (or the equivalent in US dollars). Amounts borrowed may be repaid and re-borrowed with all outstanding balances maturing on April 10, 2017. The Company can select interest periods of one, three or six months with interest accruing (i) on Euro-denominated loans based on the corresponding EURIBOR rate and (ii) on U.S. dollar-denominated loans based on the corresponding LIBOR rate and a premium of 0.35% per annum, both plus a margin between 1.30% and 2.25% based on the "Consolidated Net Debt to EBITDA" ratio, as defined in the agreement. As of May 7, 2012, the line was undrawn. In connection with the agreement, we cancelled Tranche C of our Euro 1,130 million and U.S. $325 million Facilities Agreement dated June 3, 2004, as amended, effective April 27, 2012.

        At the Stockholders' Meeting on April 27, 2012, the stockholders approved the distribution of a cash dividend of Euro 0.49 per ordinary share and ADR.

        On May 7, 2012, the Board of Directors of the Company approved the merger project of Luxottica Stars S.r.l. with Luxottica Group S.p.A.

6.     2012 OUTLOOK

        The results obtained in the first three months of 2012 are an excellent starting point for 2012: management looks to the year optimistically, relying on the strength of our brands and aware of the need to continue to consistently execute our plans.

NON-IAS/IFRS MEASURES

Adjusted measures

        We use in this Management Report certain performance measures that are not in accordance with IAS/IFRS. Such non-IAS/IFRS measures are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS. Rather, these non-IAS/IFRS measures should be used as a supplement to IAS/IFRS results to assist the reader in better understanding our operational performance.

        Such measures are not defined terms under IAS/IFRS and their definitions should be carefully reviewed and understood by investors. Such non-IAS/IFRS measures are explained in detail and reconciled to their most comparable IAS/IFRS measures below.

        In order to provide a supplemental comparison of current period results of operations to prior periods, we have adjusted for certain non-recurring transactions or events.

        We have made such adjustments to the following measures: operating income, operating margin, EBITDA, EBITDA margin, net income, earnings per share, operating expenses, selling expenses and general and administrative expenses by excluding non-recurring costs related to the reorganization of the retail business in Australia of Euro 21.7 million.

        In addition, the Group has made adjustments to fiscal year 2011 measures as described in the footnotes to the tables that contain such fiscal year 2011 data.

        The Group believes that these adjusted measures are useful to both management and investors in evaluating the Group's operating performance compared with that of other companies in its industry because they exclude the impact of non-recurring items that are not relevant to the Group's operating performance.

        The adjusted measures referenced above are not measures of performance in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS). We include these adjusted comparisons in this presentation in order to provide a supplemental view of operations that excludes items that are unusual, infrequent or unrelated to our ongoing core operations. See the tables below for a reconciliation of the adjusted measures discussed above to their most directly comparable IAS/IFRS financial measure or, in the case of adjusted EBITDA and adjusted EBITDA margin, to EBITDA and EBITDA margin, which are also non-IAS/IFRS measures.

For reconciliation of EBITDA to its most directly comparable IAS/IFRS measure, see the pages following the tables below:

Non-IAS/IFRS Measure: Reconciliation between reported and adjusted P&L items

	1Q 2012
Luxottica Group	Net sales	EBITDA	EBITDA Margin	Operating Income	Operating Margin	Net Income attributable to Group Stockholders	EPS	Diluted EPS
	(Amounts in millions of Euro)

Reported	1,788.2	323.9	18.2%	236.5	13.2%	130.8	0.28	0.28
> Adjustment for OPSM reorganization	—	21.7	1.1%	21.7	1.2%	15.2	0.04	0.03
Adjusted	1,788.2	345.6	19.3%	258.2	14.4%	145.9	0.32	0.32

	1Q 2011
	Net sales	EBITDA	EBITDA Margin	Operating Income	Operating Margin	Net Income attributable to Group Stockholders	EPS
	(Amounts in millions of Euro)

Reported	1,556.1	283.0	18.2%	207.4	13.3%	114.7	0.25
> Adjustment for OPSM reorganization	—	—	—	—	—	—	—
Adjusted	1,556.1	283.0	18.2%	207.4	13.3%	114.7	0.25

	1Q 2012
Retail Division	Net sales	EBITDA	Operating Income	Net Income	EPS
	(Amounts in millions of Euro)

Reported	1,061.4	146.6	103.2	n.a.	n.a.
> Adjustment for OPSM reorganization	—	21.7	21.7	—	—
Adjusted	1,061.4	168.3	124.8	n.a.	n.a.

	1Q 2011
	Net sales	EBITDA	Operating Income	Net Income	EPS
	(Amounts in millions of Euro)

Reported	915.0	131.2	96.8	n.a.	n.a.
> Adjustment for OPSM reorganization	—	—	—	—	—
Adjusted	915.0	131.2	96.8	n.a.	n.a.

EBITDA and EBITDA margin

        EBITDA represents net income attributable to Luxottica Group stockholders, before non-controlling interest, provision for income taxes, other income/expense, depreciation and amortization. EBITDA margin means EBITDA divided by net sales. We believe that EBITDA is useful to both management and investors in evaluating our operating performance compared with that of other companies in our industry. Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company's business.

        EBITDA and EBITDA margin are not measures of performance under IAS/IFRS. We include them in this Management Report in order to:

  •
  improve transparency for investors;

  •
  assist investors in their assessment of the Company's operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

  •
  assist investors in their assessment of the Company's cost of debt;

  •
  ensure that these measures are fully understood in light of how the Company evaluates its operating results and leverage;

  •
  properly define the metrics used and confirm their calculation; and

  •
  share these measures with all investors at the same time.

        EBITDA and EBITDA margin are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS. Rather, these non-IAS/IFRS measures should be used as a supplement to IAS/IFRS results to assist the reader in better understanding the operational performance of the Company.

        The Company cautions that these measures are not defined terms under IAS/IFRS and their definitions should be carefully reviewed and understood by investors.

        Investors should be aware that our method of calculating EBITDA may differ from methods used by other companies. We recognize that the usefulness of EBITDA has certain limitations, including:

  •
  EBITDA does not include interest expense. Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows. Therefore, any measure that excludes interest expense may have material limitations;

  •
  EBITDA does not include depreciation and amortization expense. Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits. Therefore, any measure that excludes depreciation and expense may have material limitations;

  •
  EBITDA does not include provision for income taxes. Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

  •
  EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

  •
  EBITDA does not reflect changes in, or cash requirements for, working capital needs; and

  •
  EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss.

        We compensate for the foregoing limitations by using EBITDA as a comparative tool, together with IAS/IFRS measurements, to assist in the evaluation of our operating performance and leverage.

        The following table provides a reconciliation of EBITDA to net income, which is the most directly comparable IAS/IFRS financial measure, as well as the calculation of EBITDA margin:

Non-IAS/IFRS Measure: EBITDA and EBITDA margin

	1Q 2011	1Q 2012	FY 2011	LTM March 31, 2012
	(Amounts in millions of Euro)

Net income/(loss)	114.7	130.8	452.3	468.4
(+)
Net income attributable to non-controlling interest	2.4	1.9	6.0	5.5
(+)
Provision for income taxes	61.4	72.2	237.0	247.8
(+)
Other (income)/expense	28.9	31.6	111.9	114.6
(+)
Depreciation & amortization	75.6	87.4	323.9	335.7
(+)

EBITDA	283.0	323.9	1,131.0	1,172.0
(=)
Net sales	1,556.1	1,788.2	6,222.5	6,454.6
(/)
EBITDA margin	18.2%	18.1%	18.2%	18.2%
(=)

Non-IAS/IFRS Measure: Adjusted EBITDA and Adjusted EBITDA margin

	1Q 2011	1Q 2012	FY 2011(1)	LTM March 31, 2012(1)
	(Amounts in millions of Euro)

Adjusted net income/(loss)	114.7	145.9	455.6	486.9
(+)
Net income attributable to non-controlling interest	2.4	1.9	6.0	5.5
(+)
Adjusted provision for income taxes	61.4	78.7	247.4	264.7
(+)
Other (income)/expense	28.9	31.6	111.9	114.6
(+)
Adjusted depreciation & amortization	75.6	87.4	315.0	326.8
(+)

Adjusted EBITDA	283.0	345.6	1,135.9	1,198.4
(=)
Net sales	1,556.1	1,788.2	6,222.5	6,454.6
(/)
Adjusted EBITDA margin	18.2%	19.3%	18.3%	18.6%
(=)

(1)
The adjusted figures exclude the following measures:

(a)
an extraordinary gain of approximately Euro 19 million related to the acquisition, in 2009, of a 40% stake in Multiopticas Internacional;

(b)
non-recurring costs related to Luxottica's 50th anniversary celebrations of approximately Euro 12 million, including the adjustment relating to the grant of treasury shares to Group employees;

(c)
non-recurring restructuring and start-up costs in the Retail Division of approximately Euro 11 million; and

(d)
non-recurring OPSM reorganization costs of approximately Euro 9.5 million in 2011 and Euro 22 million in 2012.

Free Cash Flow

        Free cash flow represents net income before noncontrolling interests, taxes, other income/expense, depreciation and amortization (i.e., EBITDA) plus or minus the decrease/(increase) in working capital over the prior period, less capital expenditures, plus or minus interest income/(expense) and extraordinary items, minus taxes paid. We believe that free cash flow is useful to both management and investors in evaluating our operating performance compared with other companies in our industry. In particular, our calculation of free cash flow provides a clearer picture of our ability to generate net cash from operations, which is used for mandatory debt service requirements, to fund discretionary investments, pay dividends or pursue other strategic opportunities.

        Free cash flow is not a measure of performance under IAS/IFRS. We include it in this Management Report in order to:

  •
  Improve transparency for investors;

  •
  Assist investors in their assessment of our operating performance and our ability to generate cash from operations in excess of our cash expenses;

  •
  Ensure that this measure is fully understood in light of how we evaluate our operating results;

  •
  Properly define the metrics used and confirm their calculation; and

  •
  Share this measure with all investors at the same time.

        Free cash flow is not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS. Rather, this non-IAS/IFRS measure should be used as a supplement to IAS/IFRS results to assist the reader in better understanding the operational performance of the Company.

        The Company cautions that this measure is not a defined term under IAS/IFRS and its definition should be carefully reviewed and understood by investors.

        Investors should be aware that our method of calculation of free cash flow may differ from methods used by other companies. We recognize that the usefulness of free cash flow as an evaluative tool may have certain limitations, including:

  •
  The manner in which we calculate free cash flow may differ from that of other companies, which limits its usefulness as a comparative measure;

  •
  Free cash flow does not represent the total increase or decrease in the net debt balance for the period since it excludes, among other things, cash used for funding discretionary investments and to pursue strategic opportunities during the period and any impact of the exchange rate changes; and

  •
  Free cash flow can be subject to adjustment at our discretion if we take steps or adopt policies that increase or diminish our current liabilities and/or changes to working capital.

        We compensate for the foregoing limitations by using free cash flow as one of several comparative tools, together with IAS/IFRS measurements, to assist in the evaluation of our operating performance.

        The following table provides a reconciliation of free cash flow to adjusted EBITDA and the tables on earlier pages provide a reconciliation of adjusted EBITDA to adjusted net income and adjusted net income to net income, which is the most directly comparable IAS/IFRS financial measure:

Non-IAS/IFRS Measure: Free cash flow

1Q 2012
(Amounts in millions of Euro)

Adjusted EBITDA(1)	346
Δ working capital	(203)
Capex	(61)

Operating cash flow	81
Financial charges(2)	(32)
Taxes	(13)
Extraordinary charges(3)	(0)

Free cash flow	36

(1)
EBITDA is not an IAS/IFRS measure; please see table on the earlier page for a reconciliation of EBITDA to net income

(2)
Equals interest income minus interest expense

(3)
Equals extraordinary income minus extraordinary expense

Net debt to EBITDA ratio

        Net debt means the sum of bank overdrafts, current portion of long-term debt and long-term debt, less cash. EBITDA represents net income before non-controlling interest, taxes, other income/expense, depreciation and amortization. The Company believes that EBITDA is useful to both management and investors in evaluating the Company's operating performance compared with that of other companies in its industry. Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company's business. The ratio of net debt to EBITDA is a measure used by management to assess the Company's level of leverage, which affects our ability to refinance our debt as it matures and incur additional indebtedness to invest in new business opportunities. The ratio also allows management to assess the cost of existing debt since it affects the interest rates charged by the Company's lenders.

        EBITDA and ratio of net debt to EBITDA are not measures of performance under International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS).

        We include them in this Management Report in order to:

  •
  improve transparency for investors;

  •
  assist investors in their assessment of the Company's operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

  •
  assist investors in their assessment of the Company's cost of debt;

  •
  ensure that these measures are fully understood in light of how the Company evaluates its operating results and leverage;

  •
  properly define the metrics used and confirm their calculation; and

  •
  share these measures with all investors at the same time.

        EBITDA and ratio of net debt to EBITDA are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS. Rather, these non-IAS/IFRS measures should be used as a supplement to IAS/IFRS results to assist the reader in better understanding the operational performance of the Company.

        The Company cautions that these measures are not defined terms under IAS/IFRS and their definitions should be carefully reviewed and understood by investors.

        Investors should be aware that Luxottica Group's method of calculating EBITDA and the ratio of net debt to EBITDA may differ from methods used by other companies.

        The Company recognizes that the usefulness of EBITDA and the ratio of net debt to EBITDA as evaluative tools may have certain limitations, including:

  •
  EBITDA does not include interest expense. Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows. Therefore, any measure that excludes interest expense may have material limitations;

  •
  EBITDA does not include depreciation and amortization expense. Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits. Therefore, any measure that excludes depreciation and expense may have material limitations;

  •
  EBITDA does not include provision for income taxes. Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

  •
  EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

  •
  EBITDA does not reflect changes in, or cash requirements for, working capital needs;

  •
  EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss; and

  •
  The ratio of net debt to EBITDA is net of cash and cash equivalents, restricted cash and short-term investments, thereby reducing our debt position.

        Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations. We compensate for the foregoing limitations by using EBITDA and the ratio of net debt to EBITDA as two of several comparative tools, together with IAS/IFRS measurements, to assist in the evaluation of our operating performance and leverage.

        See the table below for a reconciliation of net debt to long-term debt, which is the most directly comparable IAS/IFRS financial measure, as well as the calculation of the ratio of net debt to EBITDA. For a reconciliation of EBITDA to its most directly comparable IAS/IFRS measure, see the table on the earlier page.

Non-IAS/IFRS Measure: Net debt and Net debt/EBITDA

	Mar. 31, 2012		Dec. 31, 2011
	(Amounts in millions of Euro)

Long-term debt	2,448.9		2,244.6
(+)
Current portion of long-term debt	686.9		498.3
(+)
Bank overdrafts	189.3		193.8
(+)
Cash	(1,277.8)		(905.1)
(-)

Net debt	2,047.3		2,031.6
(=)
EBITDA	1,172.0		1,131.0
Net debt/EBITDA	1.7	x	1.8	x

Net debt @ avg. exchange rates(1)	2,006.5		1,944.4
Net debt @ avg. exchange rates(1)/EBITDA	1.7	x	1.7	x

(1)
Net debt figures are calculated using the average exchange rates used to calculate the EBITDA figures.

Non-IAS/IFRS Measure: Net debt and Net debt / Adjusted EBITDA

	Mar. 31, 2012(2)		Dec. 31, 2011(2)
	(Amounts in millions of Euro)

Long-term debt	2,448.9		2,244.6
(+)
Current portion of long-term debt	686.9		498.3
(+)
Bank overdrafts	189.3		193.8
(+)
Cash	(1,277.8)		(905.1)
(-)

Net debt	2,047.3		2,031.6
(=)
LTM Adjusted EBITDA	1,198.4		1,135.9
Net debt/LTM Adjusted EBITDA	1.7	x	1.8	x

Net debt @ avg. exchange rates(1)	2,006.5		1,944.4
Net debt @ avg. exchange rates(1)/LTM Adjusted EBITDA	1.7	x	1.7	x

(1)
Net debt figures are calculated using the average exchange rates used to calculate the EBITDA figures.

(2)
The adjusted figures exclude the following measures:

(a)
an extraordinary gain of approximately Euro 19 million related to the acquisition, in 2009, of a 40% stake in Multiopticas Internacional;

(b)
non-recurring costs related to Luxottica's 50th anniversary celebrations of approximately Euro 12 million, including the adjustment relating to the grant of treasury shares to Group employees;

(c)
non-recurring restructuring and start-up costs in the Retail Division of approximately Euro 11 million; and

(d)
non-recurring OPSM reorganization costs of approximately Euro 9.5 million in 2011 and Euro 22 million in 2012.

FORWARD-LOOKING INFORMATION

        Throughout this report, management has made certain "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995 which are considered prospective. These statements are made based on management's current expectations and beliefs and are identified by the use of forward-looking words and phrases such as "plans," "estimates," "believes" or "belief," "expects" or other similar words or phrases.

        Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, our ability to manage the effect of the uncertain current global economic conditions on our business, our ability to successfully acquire new businesses and integrate their operations, our ability to predict future economic conditions and changes in consumer preferences, our ability to successfully introduce and market new products, our ability to maintain an efficient distribution network, our ability to achieve and manage growth, our ability to negotiate and maintain favorable license arrangements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, changes in local conditions, our ability to protect our proprietary rights, our ability to maintain our relationships with host stores, any failure of our information technology, inventory and other asset risk, credit risk on our accounts, insurance risks, changes in tax laws, as well as other political, economic, legal and technological factors and other risks and uncertainties described in our filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and we do not assume any obligation to update them.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION FOR THE PERIODS ENDED
MARCH 31, 2012 AND DECEMBER 31, 2011(*)

	Note reference	March 31, 2012 (unaudited)	December 31, 2011 (unaudited)
		(Amounts in thousands of Euro)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	5	1,277,788	905,100
Accounts receivable—net	6	843,464	714,033
Inventories—net	7	669,992	649,506
Other assets	8	215,650	230,850

Total current assets		3,006,894	2,499,489
NON-CURRENT ASSETS:
Property, plant and equipment—net	9	1,145,324	1,169,066
Goodwill	10	3,101,140	3,090,563
Intangible assets—net	10	1,310,950	1,350,921
Investments	11	8,252	8,754
Other assets	12	140,807	147,625
Deferred tax assets	13	385,157	377,739

Total non-current assets		6,091,630	6,144,667

TOTAL ASSETS		9,098,523	8,644,156

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings	14	189,326	193,834
Current portion of long-term debt	15	686,893	498,295
Accounts payable	16	523,747	608,327
Income taxes payable	17	82,824	39,859
Other liabilities	18	662,072	632,932

Total current liabilities		2,144,863	1,973,247
NON-CURRENT LIABILITIES:
Long-term debt	19	2,448,872	2,244,583
Liability for termination indemnities	20	44,427	45,286
Deferred tax liabilities	21	442,154	456,375
Other liabilities	22	297,212	299,545

Total non-current liabilities		3,232,664	3,045,789
STOCKHOLDERS' EQUITY:
Luxottica Group stockholders' equity	23	3,709,305	3,612,928
Non-controlling Interests	24	11,691	12,192

Total stockholders' equity		3,720,996	3,625,120

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		9,098,523	8,644,156

(*)
In accordance with IAS/IFRS.

See notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE PERIODS ENDED MARCH 31, 2012 AND 2011(*)

(Amounts in thousands of Euro)(1)	Note reference	2011 (unaudited)	2010 (unaudited)

Net sales	25	1,788,172	1,556,102
Cost of sales		622,564	554,453

Gross profit		1,165,608	1,001,648

Selling	25	571,572	492,264
Royalties	25	32,518	28,543
Advertising	25	101,978	90,412
General and administrative	25	223,025	183,013
Total operating expenses		929,093	794,232

Income from operations		236,516	207,416

Other income/(expense)
Interest income	25	5,417	2,087
Interest expense	25	(36,984)	(29,262)
Other—net	25	(69)	(1,745)

Income before provision for income taxes		204,880	178,497

Provision for income taxes	25	(72,181)	(61,399)

Net income		132,699	117,098

Of which attributable to:
—Luxottica Group stockholders		130,776	114,694
—Non-controlling interests		1,923	2,403

NET INCOME		132,699	117,098

Weighted average number of shares outstanding:
Basic		462,217,203	459,932,593
Diluted		464,615,581	462,150,235
EPS:
Basic		0.28	0.25
Diluted		0.28	0.25

(1)
Amounts in thousands except per share data.

(*)
In accordance with IAS/IFRS.

See notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE PERIODS ENDED MARCH 31, 2012 AND 2011(*)

(Amounts in thousands of Euro)	March 31, 2012 (unaudited)	March 31, 2011 (unaudited)

Net income	132,699	117,098
Other comprehensive income:
Cash flow hedge—net of tax	4,988	8,153
Currency translation differences	(74,865)	(152,088)
Actuarial gain/(loss) on defined benefit plans—net of tax	—	(25)
Total other comprehensive income—net of tax	(69,877)	(143,960)

Total comprehensive income for the period	62,823	(26,862)

Attributable to:
—Luxottica Group stockholders' equity	61,433	(29,584)
—Non-controlling interests	1,390	2,722

Total comprehensive income for the period	62,823	(26,862)

(*)
In accordance with IAS/IFRS.

See notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE PERIODS ENDED MARCH 31, 2012 AND 2011 (UNAUDITED)(*)

	Capital stock
			Legal reserve	Additional paid-in capital	Retained earnings	Stock options reserve	Translation of foreign operations and other	Treasury shares	Stockholders' equity	Non- controlling interests
	Number of shares	Amount
	(Amounts in thousands of Euro, except share data)

Balance as of January 1, 2011	466,077,210	27,964	5,578	218,823	3,129,786	159,184	(172,431)	(112,529)	3,256,375	13,029

Net Income	—	—	—	—	114,694	—	—	—	114,694	2,403
Other Comprehensive Income:
Translation Difference	—	—	—	—	—	—	(152,407)	—	(152,407)	319
Cash Flow Hedge—net of taxes of Euro 2,1 million	—	—	—	—	8,153	—	—	—	8,153	—
Actuarial gains/(losses)	—	—	—	—	(25)	—	—	—	(25)	—

Total Comprehensive Income as of March 31, 2011	—	—	—	—	122,822	—	(152,407)	—	(29,584)	2,722

Exercise of Stock Options	621,073	37	—	8,824	—	—	—	—	8,861	—
Non-cash Stock based compensation	—	—	—	—	—	9,079	—	—	9,079	—
Excess tax benefit on Stock Options	—	—	—	—	—	—	—	—	—	—
Investment in Treasury shares	—	—	—	—				(10,473)	(10,473)	—
Change in the consolidation perimeter	—	—	—	—	(500)	—	—	—	(500)	(2,068)
Dividends	—	—	—	—	—	—	—	—	—	(183)
Balance as of March 31, 2011	466,698,283	28,001	5,578	227,647	3,252,109	168,263	(324,838)	(123,002)	3,233,758	13,501

	Capital stock
			Legal reserve	Additional paid-in capital	Retained earnings	Stock options reserve	Translation of foreign operations and other	Treasury shares	Stockholders' equity	Non- controlling interests
	Number of shares	Amount
	(Amounts in thousands of Euro except share data)

Balance as of January 1, 2012	467,351,677	28,041	5,600	237,015	3,355,931	203,739	(99,980)	(117,418)	3,612,928	12,192

Net Income	—	—	—	—	130,777	—	—	—	130,777	1,923
Other Comprehensive Income:
Translation Difference	—	—	—	—	—	—	(74,332)	—	(74,332)	(533)
Cash Flow Hedge—net of taxes of Euro 2,1 million	—	—	—	—	4,988	—	—	—	4,988	—
Actuarial gains/(losses)	—	—	—	—	—	—	—	—	—	—

Total Comprehensive Income as of March 31, 2012	—	—	—	—	135,765	—	(74,332)		61,433	1,390

Exercise of Stock Options	1,348,696	82	—	20,724	—	—	—	—	20,806	—
Non-cash Stock based compensation	—	—	—	—	—	9,540	—	—	9,540	—
Excess tax benefit on Stock Options	—	—	—	4,598	—	—	—	—	4,598	—
Investment in Treasury shares	—	—	—	—	—	—	—	—	—	—
Granting of treasury shares to employees	—	—	—	—	(25,489)	—	—	25,489	—	—
Change in the consolidation perimeter	—	—	—	—	—	—	—	—	—	—
Dividends	—	—	—	—	—	—	—	—	—	(1,891)

Balance as of March 31, 2012	468,700,373	28,123	5,600	262,337	3,466,207	213,279	(174,312)	(91,929)	3,709,304	11,691

(*)
In accordance with IAS/IFRS.

See notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIODS ENDED MARCH 31, 2012 AND 2011(*)

(Amounts in thousands of Euro)	2012 (unaudited)	2011 (unaudited)

Net income	132,699	117,098
Stock-based compensation	9,540	9,079
Depreciation and amortization	87,390	75,557
Net loss on disposals of fixed assets and other	10,979	3,893
Other non-cash items(**)	(8,588)	(1,476)
Changes in accounts receivable	(122,217)	(99,482)
Changes in inventories	(6,796)	(6,455)
Changes in accounts payable	(84,961)	(93,348)
Changes in other assets/liabilities	23,237	5,538
Changes in income taxes payable	47,648	23,502
Total adjustments	(43,767)	(83,192)
Cash provided by operating activities	88,932	33,906
Property, plant and equipment:
—Additions	(37,025)	(57,887)
—Disposals
Purchases of businesses—net of cash acquired(***)	(57,652)	(11,404)
Sales of businesses—net of cash disposed	—	—
Investments in equity investees	—	—
Additions to intangible assets	(24,393)	—

Cash used in investing activities	(119,070)	(69,291)

(*)
In accordance with IAS/IFRS.

(**)
Other non-cash items include deferred taxes for Euro (19.0) million (Euro (2.0) million in 2011) and other non-cash items for Euro 10.4 million (Euro 0.5 million in 2011).

(***)
Purchases of businesses—net of cash acquired includes the purchase of 80% of Tecnol for Euro 55.3 million (Euro 0.0 million in 2011) and other acquisitions for Euro 2.4 million (Euro 11.4 million in 2011).

See notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

FOR THE PERIODS ENDED MARCH 31, 2012 AND 2011(*)

(Amounts in thousands of Euro)	2012 (unaudited)	2011 (unaudited)

Long-term debt:
—Proceeds	507,981	—
—Repayments	(106,938)	(60,606)

Increase (decrease) in short-term lines of credit	(12,561)	(2,881)
Exercise of stock options	20,806	8,862
Sale of treasury shares	—	(10,473)
Dividends	(1,891)	(183)

Cash used in financing activities	407,397	(65,281)

Increase in cash and cash equivalents	377,260	(100,666)

Cash and cash equivalents, beginning of the period	879,036	664,957

Effect of exchange rate changes on cash and cash equivalents	(15,127)	(16,049)

Cash and cash equivalents, end of the period	1,241,169	548,242

Supplemental disclosure of cash flows information:

	2012	2011

Cash paid during the period for interest	45,761	41,917
Cash paid during the period for income taxes	12,574	6,140

        The following is a reconciliation between the balance of cash and cash equivalents according to the consolidated statements of cash flows and the balance of cash and cash equivalents according to the consolidated statements of financial position:

	2011	2010

Cash and cash equivalents according to the consolidated statements of cash flows (net of bank overdrafts)	1,241,169	548,242
Bank overdrafts	36,619	39,665
Cash and cash equivalents according to the consolidated statements of financial position	1,277,788	587,907

(*)
In accordance with IAS/IFRS.

See notes to the consolidated financial statements.

Luxottica Group S.p.A.

Headquarters and registered office • Via C. Cantù 2—20123 Milan, Italy
 Capital Stock: € 28,122,022.38
authorized and issued

Notes to the
CONDENSED CONSOLIDATED QUARTERLY FINANCIAL REPORT
As of MARCH 31, 2012
(UNAUDITED)

1.  BACKGROUND

        Luxottica Group S.p.A. (hereinafter the "Company" or, together with its consolidated subsidiaries, the "Group") is a company listed on Borsa Italiana and the New York Stock Exchange with its registered office located at Via C. Cantù 2, Milan (Italy).

        The Company is controlled by Delfin S.à r.l., based in Luxembourg. The chairman of the Board of Directors of the Company, Leonardo Del Vecchio, controls Delfin S.à r.l.

        The Company's Board of Directors, at its meeting on May 7, 2012, approved this condensed consolidated quarterly financial report (hereinafter referred to as the "Quarterly Financial Report") for publication.

        The financial statements included in this Quarterly Financial Report are unaudited.

2.  BASIS OF PREPARATION

        This Quarterly Financial Report has been prepared in accordance with article 154-ter of the Legislative Decree No. 58 of February 24, 1998.

        The financial statements included in the Quarterly Financial Report (the "Quarterly Financials") have been prepared in compliance with the International Financial Reporting Standards issued by the International Accounting Standards Board ("IASB") and endorsed by the European Union ("IAS/IFRS"), and in accordance with International Accounting Standard ("IAS") 34—Interim Financial Reporting.

        The principles and standards used in the preparation of this unaudited First Quarter Financial Report are consistent with those used in preparing the audited consolidated financial statements as of December 31, 2011.

        In particular, these Quarterly Financials have been prepared on a going concern basis. Management believes that there are no material uncertainties that may cast significant doubt upon the Group's ability to continue as a going concern.

        The Quarterly Financials are composed of the consolidated statements of financial position, the consolidated statements of income, the consolidated statements of comprehensive income, the consolidated statements of stockholders' equity, the consolidated statements of cash flows and these Notes to the Condensed Consolidated Quarterly Financial Report as of March 31, 2012.

        The preparation of an interim report requires management to use estimates and assumptions that affect the reported amounts of revenue, costs, assets and liabilities, as well as disclosures relating to contingent assets and liabilities at the reporting date. Results published on the basis of such estimates and assumptions could vary from actual results that may be realized in the future.

        These measurement processes and, in particular, those that are more complex, such as the calculation of impairment losses on non-current assets, are generally carried out only when the audited consolidated financial statements for the fiscal year are prepared, when all the necessary information is available, unless there are indicators requiring immediate impairment testing. Similarly, the actuarial calculations necessary to calculate certain employee benefit liabilities, the changes to most deferred tax assets and liabilities and

Notes to the
CONDENSED CONSOLIDATED QUARTERLY FINANCIAL REPORT (Continued)
As of MARCH 31, 2012
(UNAUDITED)

2.  BASIS OF PREPARATION (Continued)

the impact of share-based payments are normally carried out when the audited consolidated financial statements for the fiscal year are prepared.

        Lastly, with reference to Consob resolution no. 15519 of July 27, 2006, which addresses the format of the financial statements, the Company has not included any specific supplements to the statement of income, statement of financial position or statement of cash flows showing related party transactions, as these are immaterial. Please see Note 27—"Related Party Transactions" for additional details regarding transactions with related parties.

3.  BUSINESS COMBINATIONS

        On January 20, 2012, the Company successfully completed the acquisition of 80% of the share capital of the Brazilian entity Grupo Tecnol Ltda. The remaining 20% will be acquired evenly (five percent per year) starting from 2013 over a four year period. The consideration paid for the 80% was approximately 143.7 million Brazilian Reais (approximately Euro 61.9 million). Additionally, the Group assumed Tecnol debt amounting to approximately Euro 32.8 million. The acquisition furthers the Company's strategy of continued expansion of its wholesale business in South America.

        The Company uses various methods to calculate the fair value of the assets acquired and the liabilities assumed. The purchase price allocation was not completed at the date these Quarterly Financials were authorized for issue.

        The difference between the consideration paid and the net assets acquired was provisionally recorded as goodwill for an amount of Euro 78.9 million.

        The above-mentioned goodwill is mainly related to the expected growth of Tecnol, taking into account the Company's strategy to expand its wholesale business in South America.

4.  SEGMENT REPORTING

        In accordance with IFRS 8—Operating Segments the segment reporting schedules are provided below using a reporting format which includes two market segments: the first relates to Manufacturing and Wholesale Distribution ("Wholesale"), while the second relates to Retail Distribution ("Retail").

        The following table provides information by business segment, which management considers necessary to assess the Group's performance and to make future determinations relating to the allocation of resources.

(Amounts in thousands of Euro)	Manufacturing and wholesale distribution	Retail distribution	Inter-segment transactions and corporate adjustments	Consolidated

Three months ended March 31, 2012 (unaudited)
Net sales	726,794	1,061,378	—	1,788,172
Income from operations	172,919	103,157	(39,560)	236,515
Capital expenditures	22,758	52,864	—	75,622	(1)
Depreciation and amortization	23,112	43,461	20,818	87,390
Three months ended March 31, 2011 (unaudited)
Net sales	641,127	914,975	—	1,556,102
Income from operations	147,819	96,755	(37,159)	207,416
Capital expenditures	17,420	40,467	—	57,887
Depreciation and amortization	20,718	34,470	20,368	75,556

(1)
Capital expenditures in 2011 include capital leases of the Retail Division of Euro 14.2 million. Capital expenditures excluding such capital leases were Euro 61.4 million.

Notes to the
CONDENSED CONSOLIDATED QUARTERLY FINANCIAL REPORT (Continued)
As of MARCH 31, 2012
(UNAUDITED)

NOTES TO THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION

CURRENT ASSETS

5.  CASH AND CASH EQUIVALENTS

(Amounts in thousands of Euro)	As of March 31, 2012 (unaudited)	As of December 31, 2011 (audited)

Cash at bank and post office	1,264,252	891,406
Checks	8,335	9,401
Cash and cash equivalents on hand	5,201	4,293

Total	1,277,788	905,100

        Please see Note 3—"Financial results" in the Management Report on the Interim Financial Results as of March 31, 2012 for further details on cash and cash equivalents.

6. ACCOUNTS RECEIVABLE—NET

(Amounts in thousands of Euro)	As of March 31, 2012 (unaudited)	As of December 31, 2011 (audited)

Accounts receivable	879,947	749,992
Bad debt fund	(36,483)	(35,959)

Total	843.464	714,033

        The above are exclusively trade receivables and are recognized net of allowances to adjust their carrying amount to estimated realizable value. They are all due within 12 months.

7.  INVENTORIES—NET

(Amounts in thousands of Euro)	As of March 31, 2012 (unaudited)	As of December 31, 2011 (audited)

Raw materials	138,328	128,909
Work in process	54,119	49,018
Finished goods	577,164	562,141
Less: inventory obsolescence reserves	(99,619)	(90,562)

Total	669,992	649,506

Notes to the
CONDENSED CONSOLIDATED QUARTERLY FINANCIAL REPORT (Continued)
As of MARCH 31, 2012
(UNAUDITED)

8.  OTHER ASSETS

(Amounts in thousands of Euro)	As of March 31, 2012 (unaudited)	As of December 31, 2011 (audited)

Sales taxes receivable	27,473	18,785
Short-term borrowing	992	1,186
Accrued income	4,081	1,573
Other financial assets	38,329	38,429
Total financial assets	70,875	59,973
Income taxes receivable	29,065	59,795
Advances to suppliers	13,131	12,110
Prepaid expenses	75,726	69,226
Other assets	26,854	29,746
Total other assets	144,775	170,877

Total other current assets	215,650	230,850

        The increase in sales taxes receivables is mainly due to the acquisition of Tecnol during 2012.

        Other financial assets included amounts recorded in the North American Retail Division of Euro 10.9 million as of March 31, 2012 (Euro 13.2 million as of December 31, 2011).

        The decrease in income taxes receivable is mainly due to the utilization, in 2012, by certain U.S. subsidiaries of the receivable originated in 2011.

        The net book value of financial assets is approximately equal to their fair value and corresponds to the maximum exposure of the credit risk. The Group has no guarantees or other instruments aimed at diminishing credit risk.

Notes to the
CONDENSED CONSOLIDATED QUARTERLY FINANCIAL REPORT (Continued)
As of MARCH 31, 2012
(UNAUDITED)

NON-CURRENT ASSETS

9. PROPERTY, PLANT AND EQUIPMENT—NET

        Changes in items of property, plant and equipment during the first three months of 2012 are illustrated below:

(Amounts in thousands of Euro)	Land and buildings, including leasehold improvements	Machinery and equipment	Aircraft	Other equipment	Total

Balance as of January 1, 2012
Historical cost	900,367	983,164	38,087	586,980	2,508,598
Accumulated depreciation	(405,526)	(613,127)	(8,776)	(312,103)	(1,339,532)

Balance as of January 1, 2012	494,841	370,037	29,311	274,877	1,169,066

Increases	8,414	31,958	—	10,857	51,229
Decreases	(1,144)		—	(10,662)	(11,806)
Business combinations	952	7,673	—	1,560	10,185
Translation differences and other	(6,649)	(2,817)	—	(10,691)	(20,157)
Depreciation expense	(15,425)	(22,399)	(388)	(14,981)	(53,193)

Balance as of March 31, 2012	480,989	384,452	28,923	250,960	1,145,324

Historical cost	883,895	1,015,680	38,087	559,577	2,497,239
Accumulated depreciation	(402,906)	(631,228)	(9,164)	(308,617)	(1,351,915)

Balance as of March 31, 2012	480,989	384,452	28,923	250,960	1,145,324

        Depreciation of Euro 53.2 million (Euro 54.3 million in the same period in 2011) was included in the cost of sales (Euro 17.0 million, compared to Euro 15.3 million in the same period in 2011), selling expenses (Euro 29.1 million, compared to Euro 25.7 million in the same period in 2011), advertising expenses (Euro 1.1 million, compared to Euro 1.2 million in the same period in 2011) and general and administrative expenses (Euro 6.0 million, compared to Euro 12.1 million in the same period in 2011).

        Other equipment included assets under construction of Euro 50.0 million at March 31, 2012 (Euro 54.5 million at December 31, 2011), mainly relating to the opening and renovation of North American retail stores.

        Leasehold improvements totaled Euro 220.9 million and Euro 230.4 million at March 31, 2012 and December 31, 2011, respectively.

Notes to the
CONDENSED CONSOLIDATED QUARTERLY FINANCIAL REPORT (Continued)
As of MARCH 31, 2012
(UNAUDITED)

10. GOODWILL AND INTANGIBLE ASSETS—NET

        Changes in intangible assets in the first three months of 2012 are illustrated below:

(Amounts in thousands of Euro)	Goodwill	Trade names and trademarks	Distributor network	Customer relations, contracts and lists	Franchise agreements	Other	Total

Balance as of January 1, 2012
Historical cost	3,137,506	1,576,008	287	229,733	22,181	464,712	5,430,427
Accumulated amortization	(46,943)	(660,958)	(270)	(68,526)	(7,491)	(204,756)	(988,943)

Balance as of January 1, 2012	3,090,563	915,050	17	161,208	14,690	259,956	4,441,484

Increases	—	—	—	—	—	24,464	24,464
Decreases	—	—	—	—	—	(689)	(689)
Intangible assets from business acquisitions	81,039	302	—	—	—	2,245	83,587
Translation differences and other	(70,463)	(20,878)	1	(4,357)	(454)	(6,408)	(102,558)
Amortization expense	—	(17,180)	(5)	(3,635)	(274)	(13,104)	(34,197)

Balance as of March 31, 2012	3,101,140	877,294	13	153,216	13,963	266,464	4,412,090

Historical cost	3,147,440	1,534,458	293	223,443	21,488	460,663	5,387,787
Accumulated amortization	(46,301)	(657,165)	(279)	(70,227)	(7,525)	(194,199)	(975,696)

Balance as of March 31, 2012	3,101,140	877,294	13	153,216	13,963	266,464	4,412,090

        The increase in goodwill and intangible assets from business acquisitions mainly relates to the acquisition of Tecnol in January 2012. For additional details on the acquisition, please refer to Note 3—"Business Combinations."

11. INVESTMENTS

        This item amounted to Euro 8.3 million (Euro 8.8 million at December 31, 2011).

12. OTHER ASSETS

        Other non-current assets amounted to Euro 140.8 million (Euro 147.6 million at December 31, 2011) and were primarily comprised of security deposits of Euro 32.0 million (Euro 32.9 million at December 31, 2011) and advances the Group paid to certain licensees for future contractual minimum royalties, amounting to Euro 83.8 million (Euro 88.3 million at December 31, 2011).

13. DEFERRED TAX ASSETS

        Deferred tax assets showed a balance of Euro 385.2 million (Euro 377.7 million at December 31, 2011), increasing by Euro 7.5 million. Deferred tax assets primarily related to temporary differences between the tax values and carrying amounts of inventories, intangible assets, pension funds and tax losses carried forward.

Notes to the
CONDENSED CONSOLIDATED QUARTERLY FINANCIAL REPORT (Continued)
As of MARCH 31, 2012
(UNAUDITED)

13. DEFERRED TAX ASSETS (Continued)

LIABILITIES AND EQUITY

14. BANK OVERDRAFTS

        Bank overdrafts at March 31, 2012 reflected current account overdrafts with various banks. The interest rates on these credit lines are floating, and the credit lines may be used, if necessary, to obtain letters of credit.

15. CURRENT PORTION OF LONG-TERM DEBT

        This item consists of the current portion of loans granted to the Group, as further described below in Note 19—"Long-term Debt."

16. ACCOUNTS PAYABLE

        Accounts payable consist of invoices received and not yet paid at the reporting date, in addition to invoices to be received, accounted for on an accrual basis.

        The balance, which is due in its entirety within 12 months, is detailed below:

(Amounts in thousands of Euro)	As of March 31, 2012 (unaudited)	As of December 31, 2011 (audited)

Accounts payable	361,620	452,546
Invoices to be received	162,128	155,781

Total	523,747	608,327

17. INCOME TAXES PAYABLE

        Income taxes payable include liabilities for current taxes which are certain and determined.

(Amounts in thousands of Euro)	As of March 31, 2012 (unaudited)	As of December 31, 2011 (audited)

Current year income taxes payable fund	100,875	59,310
Income taxes advance payment	(18,051)	(19,451)

Total	82,824	39,859

Notes to the
CONDENSED CONSOLIDATED QUARTERLY FINANCIAL REPORT (Continued)
As of MARCH 31, 2012
(UNAUDITED)

18.  OTHER LIABILITIES

(Amounts in thousands of Euro)	As of March 31, 2012 (unaudited)	As of December 31, 2011 (audited)

Premiums and discounts to suppliers	33,633	47,519
Sales commissions	884	904
Leasing rental	22,690	23,181
Insurance	10,221	9,893
Sales taxes payable	53,535	31,740
Salaries payable	188,805	204,481
Due to social security authorities	38,358	28,678
Sales commissions payable	8,364	9,733
Royalties payable	1,919	2,218
Other financial liabilities	183,389	164,728

Total financial liabilities	541,799	523,075

Deferred income	3,571	3,626
Customers' right of return	33,551	31,094
Advances from customers	45,857	47,501
Other liabilities	37,295	27,636

Total liabilities	120,273	109,857

Total other current liabilities	662,072	632,932

        Other liabilities consist of the current portion of funds set aside for the provision for risks, which primarily included:

  •
  Provisions for long-term insurance risk of Euro 0.9 million as of March 31, 2012 and Euro 0.8 million as of December 31, 2011;

  •
  Provisions for licensing expenses and advertising expenses for licensed designer brands of Euro 10.5 million (Euro 5.2 million as of December 31, 2011), which are based upon advertising expenses that the Group is required to incur under the license agreements; and

  •
  Provisions for various litigated matters that have occurred in the ordinary course of business of Euro 4.5 million (Euro 4.9 million as of December 31, 2011).

Notes to the
CONDENSED CONSOLIDATED QUARTERLY FINANCIAL REPORT (Continued)
As of MARCH 31, 2012
(UNAUDITED)

19.  LONG-TERM DEBT

        The Company's long-term debt consists of the following:

(Amounts in thousands of Euro)	As of March 31, 2012 (unaudited)	As of December 31, 2011 (audited)

Luxottica Group S.p.A. credit agreement with various financial institutions(a)	457,135	487,363
Senior unsecured guaranteed notes(b)	1,702,626	1,226,246
Credit agreement with various financial institutions(c)	213,199	225,955
Credit agreement with various financial institutions for Oakley acquisition(d)	711,403	772,743
Capital lease obligations, payable in installments through 2010	4,705	3,788
Other loans with banks and other third parties, interest at various rates, payable in installments through 2014(e)	46,697	26,783
Total	3,135,765	2,742,878
Less: Current maturities	686,893	498,295
Long-term debt	2,448,872	2,244,583

        (a)   On May 29, 2008, the Company entered into a Euro 250.0 million revolving credit facility, guaranteed by its subsidiary, Luxottica U.S. Holdings Corp. ("U.S. Holdings"), with Intesa Sanpaolo S.p.A., as agent, and Intesa Sanpaolo S.p.A., Banca Popolare di Vicenza S.c.p.A. and Banca Antonveneta S.p.A., as lenders. The final maturity of the credit facility is May 29, 2013. This revolving credit facility requires repayments of equal quarterly installments of Euro 30.0 million of principal which started on August 29, 2011, with a repayment of Euro 40.0 million on the final maturity date of May 29, 2013. Interest accrues at EURIBOR (as defined in the agreement) plus a margin between 0.40 percent and 0.60 percent based on the "Net Debt/EBITDA" ratio, as defined in the agreement (1.447 percent as of March 31, 2012). As of March 31, 2012, Euro 160.0 million was borrowed under this credit facility. The credit facility contains certain financial and operating covenants. The Company was in compliance with those covenants as of March 31, 2012.

In June and July 2009, the Company entered into eight interest rate swap transactions with an aggregate initial notional amount of Euro 250.0 million with various banks ("Intesa Swaps"). The notional amounts of the Intesa Swaps decrease on a quarterly basis, following the amortization schedule of the underlying facility, which started on August 29, 2011. These Intesa Swaps will expire on May 29, 2013. The Intesa Swaps were entered into as a cash flow hedge on the Intesa Sanpaolo S.p.A. credit facility discussed above. The Intesa Swaps exchange the floating rate of EURIBOR for an average fixed rate of 2.252 percent per annum. The ineffectiveness of cash flow hedges was tested at the inception date and at least every three months. The results of the tests indicated that the cash flow hedges are highly effective.

On November 11, 2009, the Company entered into a Euro 300.0 million Term Facility Agreement, guaranteed by its subsidiaries U.S. Holdings and Luxottica S.r.l., with Mediobanca—Banca di Credito Finanziario S.p.A., as agent, and Mediobanca—Banca di Credito Finanziario S.p.A., Deutsche Bank S.p.A., Calyon S.A. Milan Branch and Unicredit Corporate Banking S.p.A., as lenders. The final maturity of the Term Facility was November 30, 2012 prior to the renegotiation discussed below. Interest accrued at EURIBOR (as defined in the agreement) plus a margin between 1.75 percent and 3.00 percent

Notes to the
CONDENSED CONSOLIDATED QUARTERLY FINANCIAL REPORT (Continued)
As of MARCH 31, 2012
(UNAUDITED)

19.  LONG-TERM DEBT (Continued)

based on the "Net Debt/EBITDA" ratio, as defined in the agreement. In November 2010, the Company renegotiated this credit facility. The final maturity of the Term Facility is November 30, 2014. Interest accrues at EURIBOR (as defined in the agreement) plus a margin between 1.00 percent and 2.75 percent based on the "Net Debt/EBITDA" ratio (1.694 percent as of March 31, 2012). As of March 31, 2012, Euro 300.0 million was borrowed under this credit facility.

        (b)   On July 1, 2008, U.S. Holdings closed a private placement of U.S. $275.0 million senior unsecured guaranteed notes (the "2008 Notes"), issued in three series (Series A, Series B and Series C). The aggregate principal amounts of the Series A, Series B and Series C Notes are U.S. $20.0 million, U.S. $127.0 million and U.S. $128.0 million, respectively. The Series A Notes mature on July 1, 2013, the Series B Notes mature on July 1, 2015 and the Series C Notes mature on July 1, 2018. Interest on the Series A Notes accrues at 5.96 percent per annum, interest on the Series B Notes accrues at 6.42 percent per annum and interest on the Series C Notes accrues at 6.77 percent per annum. The 2008 Notes contain certain financial and operating covenants. The Group was in compliance with those covenants as of March 31, 2012. The proceeds from the 2008 Notes received on July 1, 2008 were used to repay a portion of the Bridge Loan Facility (described in (d) below).

On January 29, 2010, U.S. Holdings closed a private placement of U.S. $175.0 million senior unsecured guaranteed notes (the "January 2010 Notes"), issued in three series (Series D, Series E and Series F). The aggregate principal amounts of the Series D, Series E and Series F Notes are U.S. $50.0 million, U.S. $50.0 million and U.S. $75.0 million, respectively. The Series D Notes mature on January 29, 2017, the Series E Notes mature on January 29, 2020 and the Series F Notes mature on January 29, 2019. Interest on the Series D Notes accrues at 5.19 percent per annum, interest on the Series E Notes accrues at 5.75 percent per annum and interest on the Series F Notes accrues at 5.39 percent per annum. The January 2010 Notes contain certain financial and operating covenants. The Group was in compliance with those covenants as of March 31, 2012.

On September 30, 2010, the Company closed a private placement of Euro 100.0 million senior unsecured guaranteed notes (the "September 2010 Notes"), issued in two series (Series G and Series H). The aggregate principal amounts of the Series G and Series H Notes are Euro 50.0 million and Euro 50.0 million, respectively. The Series G Notes mature on September 15, 2017 and the Series H Notes mature on September 15, 2020. Interest on the Series G Notes accrues at 3.75 percent per annum and interest on the Series H Notes accrues at 4.25 percent per annum. The September 2010 Notes contain certain financial and operating covenants. The Company was in compliance with those covenants as of March 31, 2012.

On November 10, 2010, the Company issued senior unsecured guaranteed notes to institutional investors for an aggregate principal amount of Euro 500.0 million. The notes mature on November 10, 2015 and interest accrues at 4.00 percent. The notes are listed on the Luxembourg Stock Exchange (ISIN XS0557635777). The notes were issued in order to exploit favorable market conditions and extend the average maturity of the Group's debt.

On December 15, 2011, U.S. Holdings closed a private placement of U.S. $350 million of senior unsecured guaranteed notes ("Series I"). Interest on the Series I Notes accrues at 4.35 percent per annum. The Series I Notes mature on December 15, 2021. The Series I Notes contain certain financial and operating covenants. The Company was in compliance with those covenants as of March 31, 2012.

Notes to the
CONDENSED CONSOLIDATED QUARTERLY FINANCIAL REPORT (Continued)
As of MARCH 31, 2012
(UNAUDITED)

19.  LONG-TERM DEBT (Continued)

On March 19, 2012, the Company issued senior unsecured guaranteed notes to institutional investors for an aggregate principal amount of Euro 500.0 million. The notes mature on March 19, 2019 and interest accrues at 3.625 percent. The notes are listed on the Luxembourg Stock Exchange (ISIN XS0758640279). The notes were issued in order to take advantage of favorable market conditions and extend the average maturity of the Group's debt. On March 19, 2012, Standard & Poor's assigned the notes a credit rating of BBB+.

        (c)   On June 3, 2004, as amended on March 10, 2006, the Company and U.S. Holdings entered into a credit facility with a group of banks providing for loans in the aggregate principal amount of Euro 740.0 million and U.S. $325.0 million. The five-year facility consisted of three Tranches (Tranche A, Tranche B and Tranche C). The March 10, 2006 amendment increased the available borrowings to Euro 1,130.0 million and U.S. $325.0 million, decreased the interest margin and defined a new maturity date of five years from the date of the amendment for Tranche B and Tranche C. In February 2007, the Company exercised an option included in the amendment to the term and revolving facility to extend the maturity date of Tranches B and C to March 2012. In February 2008, the Company exercised an option included in the amendment to the term and revolving facility to extend the maturity date of Tranches B and C to March 2013. Tranche A, which was to be used for general corporate purposes, including the refinancing of existing Company debt as it matures, was a Euro 405.0 million amortizing term loan requiring repayment of nine equal quarterly installments of principal of Euro 45.0 million beginning in June 2007. Tranche A expired on June 3, 2009 and was repaid in full. Tranche B is a term loan of U.S. $325.0 million which was drawn upon on October 1, 2004 by U.S. Holdings to finance the purchase price of the acquisition of Cole National Corporation ("Cole"). Amounts borrowed under Tranche B will mature in March 2013. Tranche C is a Revolving Credit Facility of Euro 725.0 million-equivalent multi-currency (Euro/US dollar). Amounts borrowed under Tranche C may be repaid and reborrowed with all outstanding balances maturing in March 2013. The Company can select interest periods of one, two, three or six months with interest accruing on Euro-denominated loans based on the corresponding EURIBOR rate and US dollar-denominated loans based on the corresponding LIBOR rate, both plus a margin between 0.20 percent and 0.40 percent based on the "Net Debt/EBITDA" ratio, as defined in the agreement. The interest rate on March 31, 2012 was 0.492 percent for Tranche B, while Tranche C was not used. The credit facility contains certain financial and operating covenants. The Company was in compliance with those covenants as of March 31, 2012. Under this credit facility, Euro 213.7 million was borrowed as of March 31, 2012. The Company cancelled Tranche C effective April 27, 2012.

During the third quarter of 2007, the Group entered into 13 interest rate swap transactions with an aggregate initial notional amount of U.S. $325.0 million with various banks ("Tranche B Swaps"). These swaps expired on March 10, 2012. The Tranche B Swaps were entered into as a cash flow hedge on Tranche B of the credit facility discussed above. The Tranche B Swaps exchange the LIBOR floating rate for an average fixed rate of 4.634 percent per annum. The ineffectiveness of cash flow hedges was tested at the inception date and at least every three months.

        (d)   On November 14, 2007, the Group completed the merger with Oakley for a total purchase price of approximately U.S. $2.1 billion. In order to finance the acquisition of Oakley, on October 12, 2007, the Company and U.S. Holdings entered into two credit facilities with a group of banks providing for certain term loans and a short-term bridge loan (with an original principal balance of $500 milion which was repaid and cancelled as of December 31, 2011) for an aggregate principal amount of U.S. $2.0 billion. The

Notes to the
CONDENSED CONSOLIDATED QUARTERLY FINANCIAL REPORT (Continued)
As of MARCH 31, 2012
(UNAUDITED)

19.  LONG-TERM DEBT (Continued)

term loan facility is a term loan of U.S. $1.5 billion, with a five-year term, with options to extend the maturity on two occasions for one year each time. The term loan facility is divided into two facilities, Facility D and Facility E. Facility D is a U.S. $1.0 billion amortizing term loan requiring repayments of U.S. $50.0 million on a quarterly basis starting from October 2009, made available to U.S. Holdings, and Facility E consists of a bullet term loan in an aggregate amount of U.S. $500.0 million, made available to the Company. Interest accrues on the term loan at LIBOR plus 20 to 40 basis points based on "Net Debt to EBITDA" ratio, as defined in the facility agreement (0.830 percent for Facility D and 0.724 percent for Facility E on March 31, 2012). The repayment of the facility is scheduled for October 12, 2012. In September 2008, the Company exercised an option included in the agreement to extend the maturity date of Facilities D and E to October 12, 2013. These credit facilities contain certain financial and operating covenants. The Company was in compliance with those covenants as of March 31, 2011. U.S. $1.0 billion was borrowed under this credit facility as of March 31, 2012.

During the third quarter of 2007, the Group entered into ten interest rate swap transactions with an aggregate initial notional amount of U.S. $500.0 million with various banks ("Tranche E Swaps"). These swaps will expire on October 12, 2012. The Tranche E Swaps were entered into as a cash flow hedge on Facility E of the credit facility discussed above. The Tranche E Swaps exchange the floating rate of LIBOR for an average fixed rate of 4.260 percent per annum. The ineffectiveness of cash flow hedges was tested at the inception date and at least every three months. The results of the tests indicated that the cash flow hedges are highly effective.

During the fourth quarter of 2008 and the first quarter of 2009, U.S. Holdings entered into 14 interest rate swap transactions with an aggregate initial notional amount of U.S. $700.0 million with various banks ("Tranche D Swaps"), which began decreasing by U.S. $50.0 million every three months on April 12, 2011. The final maturity of these swaps will be October 12, 2012. The Tranche D Swaps were entered into as a cash flow hedge on Facility D of the credit facility discussed above. The Tranche D Swaps exchange the floating rate of LIBOR for an average fixed rate of 2.767 percent per annum. The ineffectiveness of cash flow hedges was tested at the inception date and at least every three months. The results of the tests indicated that the cash flow hedges are highly effective.

As of March 31, 2012, the Group had unused committed (revolving) credit lines for Euro 692.2 million.

        (e)   Other loans consist of several small credit agreements which are not material.

Long-term debt, including capital lease obligations, as of March 31, 2012 matures as follows:

(Amounts in thousands of Euro)

2012	414,381
2013	736,982
2014	300,000
2015	595,088
2016 and subsequent years	1,088,919
Effect deriving from the adoption of the amortized cost method	394

Total	3,135,765

Notes to the
CONDENSED CONSOLIDATED QUARTERLY FINANCIAL REPORT (Continued)
As of MARCH 31, 2012
(UNAUDITED)

19.  LONG-TERM DEBT (Continued)

        The net financial position was as follows:

	(Amounts in thousands of Euro)	March 31, 2012 (unaudited)	December 31, 2011 (audited)

A	Cash and cash equivalents	1,277,788	905,100
B	Other availabilities	—	—
C	Marketable securities	—	—
D	Availabilities (A) + (B) + (C)	1,277,788	905,100
E	Current Investments	—	—
F	Bank overdrafts	189,326	193,834
G	Current portion of long-term debt	686,893	498,295
H	Other liabilities	—	—
I	Current Liabilities (F) + (G) + (H)	876,220	692,129
J	Net Current Liabilities (I)—(E)—(D)	(401,568)	(212,971)
K	Long-term debt	746,246	541,957
L	Notes paybles	1,702,626	1,702,626
M	Other non-current liabilities	—	—
N	Total non-current liabilities (K) + (L) + (M)	2,448,872	2,244,583
O	Net Financial Position (J) + (N)	2,047,303	2,031,612

        Our net financial position with respect to related parties is not material.

20.  LIABILITY FOR TERMINATION INDEMNITIES

        This item amounted to Euro 44.4 million as of March 31, 2012 (Euro 45.3 million at December 31, 2011). This item primarily includes liabilities related to the post-employment benefits of our Italian employees.

21.  DEFERRED TAX LIABILITIES

        Deferred tax liabilities amounted to Euro 442.2 million and Euro 456.4 million as of March 31, 2012 and December 31, 2011, respectively. Deferred tax liabilities primarily relate to temporary differences between the tax values and carrying amounts of property, plant and equipment and intangible assets.

Notes to the
CONDENSED CONSOLIDATED QUARTERLY FINANCIAL REPORT (Continued)
As of MARCH 31, 2012
(UNAUDITED)

22.  OTHER NON-CURRENT LIABILITIES

(Amounts in thousands of Euro)	As of March 31, 2012 (unaudited)	As of December 31, 2011 (audited)

Risk funds	80,730	80,400
Other liabilities	143,689	152,388
Other financial liabilities	72,793	66,757

Total	297,212	299,545

        Risk funds includes:

  •
  accruals for "self-insurance" covering specific risks, amounting to Euro 23.0 million (Euro 23.8 million at December 31, 2011);

  •
  accruals for various legal disputes arising from normal business activities totaling Euro 8.6 million (Euro 8.6 million at December 31, 2011); and

  •
  accruals for tax liabilities of Euro 35.6 million (Euro 36.4 million at December 31, 2011).

        Other liabilities (Euro 143.7 million, compared to Euro 152.4 million at December 31, 2011) consisted of liabilities for U.S. pension funds. Other financial liabilities mainly includes the non-current portion of interest rate derivative liabilities (Euro 4.5 million at March 31, 2012, compared to Euro 8.6 million at December 31, 2011).

23. LUXOTTICA GROUP STOCKHOLDERS' EQUITY

Capital stock

        The Company's capital stock at March 31, 2012 amounted to Euro 28,122,022.38 and was comprised of 468,700,373 ordinary shares of stock with a par value of Euro 0.06 per share. At January 1, 2012, the capital stock amounted to Euro 28,041,100.62 and was comprised of 467,351,677 ordinary shares of stock with a par value of Euro 0.06 per share.

        Following the exercise of 1,348,696 options to purchase ordinary shares of stock granted to employees under existing stock option plans, the capital stock increased by Euro 80,921.76 in the first three months of 2012.

        The options exercised included 138,100 from the 2003 grant, 399,200 from the 2004 grant, 100,000 from the 2004 STR grant, 306,256 from the 2005 grant and 405,140 from the 2008 grant.

Legal reserve

        This reserve represents the portion of the Company's earnings that is not distributable as dividends, in accordance with article 2430 of the Italian Civil Code.

Additional paid-in capital

        This reserve increases in connection with the issuance and exercise of options.

Notes to the
CONDENSED CONSOLIDATED QUARTERLY FINANCIAL REPORT (Continued)
As of MARCH 31, 2012
(UNAUDITED)

23. LUXOTTICA GROUP STOCKHOLDERS' EQUITY (Continued)

Retained earnings

        These include subsidiaries' earnings that have not been distributed as dividends and the amount of consolidated subsidiaries' equity in excess of the corresponding carrying amounts of investments in the same subsidiaries. This item also includes amounts arising as a result of consolidation adjustments.

Translation of foreign operations

        Translation differences are generated by the translation into Euro of financial statements prepared in currencies other than Euro.

Treasury reserve

        Treasury reserve was equal to Euro 91.9 million as of March 31, 2012 (Euro 117.4 million as of December 31, 2011). The decrease of Euro 25.5 million was due to grants to certain top executives of approximately 1.5 million of treasury shares as a result of the achievement of the financial targets identified by the Board of Directors for the 2009 PSP. As a result of these grants, treasury shares were reduced from 6,186,425 as of December 31, 2011 to 4,681,025 as of March 31, 2012.

24. NON-CONTROLLING INTERESTS

        Equity attributable to non-controlling interests amounted to Euro 11.7 million and Euro 12.2 million at March 31, 2012 and December 31, 2011, respectively.

25. NOTES TO THE CONSOLIDATED STATEMENT OF INCOME

        Please refer to Note 3—"Financial Results" in the Management Report on the Interim Consolidated Financial Results as of March 31, 2012 (unaudited).

26. COMMITMENTS AND RISKS

        The Group has commitments under contractual agreements in place. Such commitments relate to the following:

  •
  Royalty agreements signed with certain designers whereby the Group is required to pay royalties and advertising fees calculated as a percentage of turnover (as contractually defined) guaranteeing, in some cases, a minimum annual amount. These agreements require minimum payments of an aggregate of Euro 331.5 million as of March 31, 2012 and Euro 359.5 million as of December 31, 2011.

  •
  Rental and operating lease agreements for various stores, plants, warehouses and offices, along with a portion of the IT system and motor vehicles. The agreements include renewal options subject to various conditions. The rental and licensing agreements for the Group's points of sale in the United States often include rent increase clauses and conditions requiring the payment of progressively higher rent installments, in addition to an established minimum, in relation to the achievement of sales targets set forth in such agreements. Future minimum rental payments required under these

Notes to the
CONDENSED CONSOLIDATED QUARTERLY FINANCIAL REPORT (Continued)
As of MARCH 31, 2012
(UNAUDITED)

26. COMMITMENTS AND RISKS (Continued)

    rental and operating agreements were Euro 1,051.5 million as of March 31, 2012 and Euro 1,255.9 million as of December 31, 2011.

  •
  Other commitments which include future payments for endorsement contracts, supplier purchases and other long-term commitments mainly consist of auto, machinery and equipment lease commitments were Euro 61.4 million as of March 31, 2012 and Euro 60.5 million as of December 31, 2011.

Guarantees

  •
  The United States Shoe Corporation, a wholly-owned subsidiary within the Group, has guaranteed the lease payments for five stores in the United Kingdom. These lease agreements have varying termination dates through June 30, 2017. At March 31, 2012, the Group's maximum liability amounted to Euro 3.1 million (Euro 3.3 million at December 31, 2011).

  •
  A wholly-owned U.S. subsidiary guaranteed future minimum lease payments for lease agreements on certain stores. The lease agreements were signed directly by the franchisees as part of certain franchising agreements. Total minimum guaranteed payments under this guarantee were Euro 1.4 million (U.S. $1.8 million) at March 31, 2012 (Euro 1.4 million at December 31, 2011). The commitments provided for by the guarantee arise if the franchisee cannot honor its financial commitments under the lease agreements.

Credit lines

        As of March 31, 2012 and December 31, 2011, the Company had unused short-term lines of credit of approximately Euro 756.8 million and Euro 747.9 million, respectively.

        The Company and its wholly-owned Italian subsidiary Luxottica S.r.l. maintain unsecured lines of credit with primary banks for an aggregate maximum credit of Euro 431.8 million. These lines of credit are renewable annually, can be canceled on short notice and have no commitment fees. At March 31, 2012, these credit lines were not utilized.

        U.S. Holdings maintains unsecured lines of credit with three separate banks for an aggregate maximum credit of Euro 97.3 million (U.S. $109.1 million). These lines of credit are renewable annually, can be canceled on short notice and have no commitment fees. At March 31, 2012, they were not drawn and there were Euro 33.4 million in aggregate face amount of standby letters of credit outstanding under these lines of credit (see below).

        The blended average interest rate on these lines of credit is approximately LIBOR plus 0.40 percent.

Outstanding Standby Letters of Credit

        A wholly-owned U.S. subsidiary has obtained various standby and trade letters of credit from banks that aggregated Euro 33.4 million and Euro 63.4 million as of March 31, 2012 and December 31, 2011, respectively. Most of these letters of credit are used for security in risk management contracts, purchases from foreign vendors or as security on store leases. Most standby letters of credit contain evergreen clauses under which the letter is automatically renewed unless the bank is notified not to renew. Trade letters of

Notes to the
CONDENSED CONSOLIDATED QUARTERLY FINANCIAL REPORT (Continued)
As of MARCH 31, 2012
(UNAUDITED)

26. COMMITMENTS AND RISKS (Continued)

credit are for purchases from foreign vendors and are generally outstanding for a period that is less than six months. Substantially all the fees associated with maintaining the letters of credit fall within the range of 40 to 60 basis points annually.

Litigation

  French Competition Authority Investigation

        Our French subsidiary Luxottica France S.A.S., together with other major competitors in the French eyewear industry, has been the subject of an anti-competition investigation conducted by the French Competition Authority relating to pricing practices in such industry. The investigation is ongoing and, to date, no formal action has yet been taken by the French Competition Authority. As a consequence, it is not possible to estimate or provide a range of potential liability that may be involved in this matter. The outcome of any such action, which the Group intends to vigorously defend, is inherently uncertain, and there can be no assurance that such action, if adversely determined, will not have a material adverse effect on our business, results of operations and financial condition.

  Other proceedings

        The Company and its subsidiaries are defendants in various other lawsuits arising in the ordinary course of business. It is the opinion of the management of the Company that it has meritorious defenses against all such outstanding claims, which the Company will vigorously pursue, and that the outcome of such claims, individually or in the aggregate, will not have a material adverse effect on the Company's consolidated financial position or results of operations.

27. RELATED PARTY TRANSACTIONS

Licensing agreements

        The Group executed an exclusive worldwide license for the production and distribution of Brooks Brothers brand eyewear. The brand is held by Brooks Brothers Group, Inc. ("BBG"), which is owned and controlled by a director of the Company, Claudio Del Vecchio. The Group paid BBG Euro 0.2 million in the first three months of 2012 and Euro 0.1 million in the first three months of 2011.

Stock option plan

        On September 14, 2004, the Company's Chairman and largest stockholder, Leonardo Del Vecchio, allocated 9.6 million shares (representing 2.11 percent of the Company's issued share capital as of such date) that he held through the company La Leonardo Finanziaria S.r.l.—subsequently merged into Delfin S.à r.l. a holding company of the Del Vecchio family—to a stock option plan for the Group's top management. The options vested on June 30, 2006, upon the achievement of certain financial targets. Accordingly, since the vesting date, the holders of these options have been and will remain entitled to exercise these options from such date until their expiration in 2014. In the first three months of 2012, 2,400,000 rights were exercised as part of this plan. In the same period of 2011, 600,000 rights were exercised.

Notes to the
CONDENSED CONSOLIDATED QUARTERLY FINANCIAL REPORT (Continued)
As of MARCH 31, 2012
(UNAUDITED)

27. RELATED PARTY TRANSACTIONS

        A summary of related party transactions as of March 31, 2012 and March 31, 2011 is provided below:

			Statement of Financial Position
As of March 31, 2012 Related parties (Amounts in thousands of Euro)	Income statement
	Revenues	Costs	Assets	Liabilities

Brooks Brothers Group, Inc.	29	116	28	114
Eyebiz Laboratories Pty Limited	282	12,799	3,573	16,209
Others	139	289	373	121

Total	450	13,204	3,974	16,444

			Statement of Financial Position
As of March 31, 2011 Related parties (Amounts in thousands of Euro)	Income statement
	Revenues	Costs	Assets	Liabilities

Brooks Brothers Group, Inc.	28	69	—	67
Multiopticas Internacional S.L.	2,402	10	2,660	2,476
Eyebiz Laboratories Pty Limited	281	10,736	1,215	11,299
Others	161	45	410	60

Total	2,870	10,860	4,286	13,901

        Total remuneration due to key managers in the first three months of 2012 amounted to approximately Euro 15.5 million (Euro 14.0 million at March 31, 2011).

28.  EARNINGS PER SHARE

        Basic and diluted earnings per share have been calculated as the ratio of net profit attributable to the stockholders of the Company for the periods ended March 31, 2012 and 2011, amounting to Euro 130.8 million and Euro 114.7 million, respectively, to the number of outstanding shares on such dates—basic and dilutive of the Company.

        Earnings per share in the first three months of 2012 amounted to Euro 0.28, compared to Euro 0.25 in the same period in 2011. Diluted earnings per share in the first three months of 2012 amounted to Euro 0.28, compared to Euro 0.25 in the same period in 2011.

Notes to the
CONDENSED CONSOLIDATED QUARTERLY FINANCIAL REPORT (Continued)
As of MARCH 31, 2012
(UNAUDITED)

28.  EARNINGS PER SHARE (Continued)

        The table below provides a reconciliation of the weighted average number of shares used to calculate basic and diluted earnings per share:

	As of March 31,
	2012	2011

Weighted average shares outstanding—basic	462,217,203	459,932,593
Effect of dilutive stock options	2,398,378	2,217,643
Weighted average shares outstanding—dilutive	464,615,581	462,150,235
Options not included in calculation of dilutive shares as the exercise price was greater than the average price during the respective period or performance measures related to the awards have not yet been met	10,000,714	12,010,189

29.  DIVIDENDS

        In the first three months of 2012 and 2011, no dividends were distributed.

30.  SEASONAL AND CYCLICAL EFFECTS ON OPERATIONS

        We have historically experienced sales volume fluctuations by quarter due to seasonality associated with the sale of sunglasses, which represented 42.6 percent and 41.8 percent of our net sales in the first three months of 2012 and 2011, respectively.

31.  SUBSEQUENT EVENTS

        Please see Note 5—"Subsequent Events" in the Management Report on the Interim Financial Results as of March 31, 2012 (unaudited) for a description of events that have occurred after March 31, 2012.

Milan, May 7, 2012
Luxottica Group S.p.A.
For the Board of Directors

Andrea Guerra
Chief Executive Officer

        The officer responsible for preparing the Company's financial reports, Enrico Cavatorta, declares, pursuant to paragraph 2 of Article 154-bis of the Consolidated Law on Finance, that the accounting information contained in this report corresponds to the document results, books and accounting records.

Milan, May 7, 2012

Enrico Cavatorta
(Manager responsible for financial reporting)

Attachment 1

EXCHANGE RATES USED TO TRANSLATE FINANCIAL STATEMENTS PREPARED IN CURRENCIES OTHER THAN EURO

	Average exchange rate as of March 31, 2012	Final exchange rate as of March 31, 2012	Average exchange rate as of March 31, 2011	Final exchange rate as of December 31, 2011

(per €1)
American Dollar (GMO Ecuador)	1.3108	1.3356	—	1.2939
Argentine Peso	5.6886	5.8417	5.4901	5.5677
Australian Dollar	1.2425	1.2836	1.3614	1.2723
Brazilian Real	2.3169	2.4323	2.2799	2.4159
Canadian Dollar	1.3128	1.3311	1.3484	1.3215
Chilean Peso	640.8349	649.6750	—	671.9970
Chinese Renminbi	8.2692	8.4089	9.0028	8.1588
Colombian Peso	2,358.0137	2,392.3301	—	2,510.5701
Croatian Kuna	7.5568	7.5125	7.4018	7.5370
Great Britain Pound	0.8345	0.8339	0.8539	0.8353
Hong Kong Dollar	10.1725	10.3705	10.6535	10.0510
Hungarian Forint	296.8472	294.9200	272.4278	314.5800
Indian Rupee	65.8991	68.0420	61.9255	68.7130
Israeli Shekel	4.9431	4.9570	4.9247	4.9453
Japanese Yen	103.9932	109.5600	112.5703	100.2000
Malaysian Ringgit	4.0121	4.0916	4.1668	4.1055
Mexican Peso	17.0195	17.0222	16.5007	18.0512
Namibian Dollar	10.1730	10.2322	—	10.4830
New Zealand Dollar	1.6030	1.6254	1.8107	1.6737
Norwegian Krona	7.5868	7.6040	7.8236	7.7540
Peruvian Nuevo Sol	3.5166	3.5634	—	3.4875
Polish Zloty	4.2329	4.1522	3.9460	4.4580
Singapore Dollar	1.6573	1.6775	1.7467	1.6819
South African Rand	10.1730	10.2322	9.5875	10.4830
South Korean Won	1,482.7492	1,512.9800	1,530.7909	1,498.6899
Swedish Krona	8.8529	8.8455	8.8642	8.9120
Swiss Franc	1.2080	1.2045	1.2871	1.2156
Taiwan Dollar	38.9237	39.4174	40.0886	39.1835
Thai Baht	40.6300	41.1770	41.7712	40.9910
Turkish Lira	2.3556	2.3774	2.1591	2.4432
U.S. Dollar	1.3108	1.3356	1.3680	1.2939
United Arab Emirates Dirham	4.8146	4.9057	5.0245	4.7524

Luxottica Headquarters and Registered Office•Via C. Cantù, 2, 20123 Milan, Italy - Tel. + 39.02.863341 - Fax + 39.02.86996550

Deutsche Bank Trust Company Americas (ADR Depositary Bank)•60 Wall Street, New York, NY 10005 USA
Tel. + 1.212.250.9100 - Fax + 1.212.797.0327

LUXOTTICA SRL
AGORDO, BELLUNO - ITALY

 LUXOTTICA BELGIUM NV
BERCHEM - BELGIUM

 LUXOTTICA FASHION BRILLEN VERTRIEBS
GMBH
GRASBRUNN - GERMANY

 LUXOTTICA FRANCE SAS
VALBONNE - FRANCE

 LUXOTTICA GOZLUK ENDUSTRI VE TICARET AS
CIGLI - IZMIR - TURKEY

 LUXOTTICA HELLAS AE
PALLINI - GREECE

 LUXOTTICA IBERICA SA
BARCELONA - SPAIN

 LUXOTTICA NEDERLAND BV
HEEMSTEDE - HOLLAND

 LUXOTTICA OPTICS LTD
TEL AVIV - ISRAEL

 LUXOTTICA POLAND SP ZOO
KRAKÓW - POLAND

 LUXOTTICA PORTUGAL-COMERCIO DE
OPTICA SA
LISBOA - PORTUGAL

 LUXOTTICA (SWITZERLAND) AG
ZURICH - SWITZERLAND

 LUXOTTICA CENTRAL EUROPE KFT
BUDAPEST - HUNGARY

 LUXOTTICA SOUTH EASTERN EUROPE LTD
NOVIGRAD - CROATIA

 SUNGLASS HUT (UK) LIMITED
LONDON - UK

 OAKLEY ICON LIMITED
DUBLIN - IRELAND

LUXOTTICA ExTrA LIMITED
DUBLIN - IRELAND

 LUXOTTICA TRADING AND
FINANCE LIMITED
DUBLIN - IRELAND

 LUXOTTICA NORDIC AB
STOCKHOLM - SWEDEN

 LUXOTTICA U.K. LTD
LONDON - UNITED KINGDOM

 LUXOTTICA
VERTRIEBSGESELLSCHAFT MBH
WIEN - AUSTRIA

 LUXOTTICA U.S. HOLDINGS
CORP.
PORT WASHINGTON - NEW YORK (USA)

 LUXOTTICA USA, LLC
PORT WASHINGTON - NEW YORK (USA)

 LUXOTTICA CANADA INC
TORONTO - ONTARIO (CANADA)

 LUXOTTICA NORTH AMERICA
DISTRIBUTION LLC
MASON - OHIO (USA)

 LUXOTTICA RETAIL NORTH
AMERICA INC.
MASON - OHIO (USA)

 SUNGLASS HUT TRADING, LLC
MASON - OHIO (USA)

 EYEMED VISION CARE LLC
MASON - OHIO (USA)

 LUXOTTICA RETAIL CANADA INC.
TORONTO - ONTARIO (CANADA)

 OAKLEY, INC.
FOOTHILL RANCH - CALIFORNIA (USA)

 LUXOTTICA MEXICO SA DE CV
MEXICO CITY - MEXICO

 OPTICAS GMO CHILE SA
SANTIAGO - CHILE

 TECNOL-TECNICA NACIONAL DE OCULOS LTDA
CAMPINAS - BRAZIL

LUXOTTICA ARGENTINA SRL
BUENOS AIRES - ARGENTINA

 LUXOTTICA BRASIL PRODUTOS OTICOS E ESPORTIVOS LTDA
SÃO PAULO - BRAZIL

 LUXOTTICA AUSTRALIA PTY LTD
MACQUARIE PARK - NEW SOUTH WALES (AUSTRALIA)

 OPSM GROUP PTY LIMITED
MACQUARIE PARK - NEW SOUTH WALES (AUSTRALIA)

 LUXOTTICA MIDDLE EAST FZE
DUBAI - DUBAI

 MIRARI JAPAN CO LTD
TOKYO - JAPAN

 LUXOTTICA SOUTH AFRICA PTY LTD
JOHANNESBURG - SOUTH AFRICA

 RAYBAN SUN OPTICS INDIA LTD
BHIWADI - INDIA

 SPV ZETA OPTICAL COMMERCIAL AND
TRADING (SHANGHAI) CO., LTD
SHANGHAI - CHINA

 LUXOTTICA TRISTAR (DONGGUAN)
OPTICAL CO LTD
DONG GUAN CITY, GUANGDONG - CHINA

 GUANGZHOU MING LONG OPTICAL
TECHNOLOGY CO. LTD
GUANGZHOU CITY - CHINA

 SPV ZETA OPTICAL TRADING (BEIJING) CO.
LTD
BEIJING - CHINA

 LUXOTTICA KOREA LTD
SEOUL - KOREA

 LUXOTTICA SOUTH PACIFIC
HOLDINGS PTY LIMITED
MACQUARIE PARK - NEW SOUTH WALES (AUSTRALIA)

 LUXOTTICA (CHINA)
INVESTMENT CO. LTD.
SHANGHAI - CHINA

www.luxottica.com

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.P.A.

Date: May 14, 2012	By: /s/ Enrico Cavatorta ENRICO CAVATORTA CHIEF FINANCIAL OFFICER